Exhibit 99.1
Management's discussion and analysis

BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT 3

Management’s discussion and analysis
In this management’s discussion and analysis (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.
All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 8, Non-GAAP financial measures, other financial measures and key performance indicators (KPIs) for a list of defined non-GAAP financial measures, other financial measures and KPIs.
Please refer to BCE’s unaudited consolidated financial statements for the first quarter of 2026 (Q1 2026 Financial Statements) when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2025 dated March 5, 2026 (BCE 2025 Annual MD&A) and BCE’s news release dated March 16, 2026, which contains an update to our 2026 financial guidance targets originally provided on February 5, 2026, and our 2025-2028 financial outlook as originally provided on October 14, 2025, to incorporate the expected financial impact of Bell’s new Saskatchewan artificial intelligence (AI) data centre project (BCE's March 16, 2026 news release). In preparing this MD&A, we have taken into account information available to us up to May 6, 2026, the date of this MD&A, unless otherwise stated.
You will find additional information relating to BCE, including BCE’s annual information form for the year ended December 31, 2025 dated March 5, 2026 and recent financial reports, including the BCE 2025 Annual MD&A and BCE's March 16, 2026 news release on BCE’s website at BCE.ca, on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov.
Documents and other information contained in BCE’s website or in any other site referred to in BCE’s website or in this MD&A are not part of this MD&A and are not incorporated by reference herein unless explicitly stated.
This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q1) ended March 31, 2026 and 2025.

Caution regarding forward-looking statements
This MD&A and, in particular, but without limitation, section 1.2, Key corporate and business developments, section 3.1, Bell CTS, the section and sub-sections entitled Assumptions and section 4.7, Liquidity, contain forward-looking statements. These forward-looking statements include, without limitation, statements relating to: Bell’s partnership with the Government of Saskatchewan to develop a new 300 megawatts (MW) AI data centre in the Rural Municipality of Sherwood, Saskatchewan; the benefits expected to result from the facility; timing for operation of the facility; the expected increase in expenditures on the facility as development continues; the amount of power allocated for sovereign AI compute; the approximately $1.7 billion of capital expenditure expected for the facility and the timing thereof; the sources of funding for the facility; the leverage-neutral nature of this AI data centre project; the proposed disposition by Bell Mobility Inc. (Bell Mobility) of its land mobile radio networks services business and the expected timing and completion thereof; the intended use of the net proceeds of Bell Canada's junior subordinated notes offering; the enhanced partnership between Bell and BUZZ High Performance Computing (BUZZ HPC) to deliver advanced, sovereign AI infrastructure at the Bell AI Fabric facility in Merritt, British Columbia (B.C.) and the benefits expected to result therefrom; the strategic partnership between Bell and Coveo to support the modernization of digital services for customers and the benefits expected to result therefrom; the sources of liquidity we expect to use to meet our 2026 cash requirements and to fund the development of our Saskatchewan AI data centre; and BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.
Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at May 6, 2026 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.
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We have made certain economic, market, operational and other assumptions in preparing the forward-looking statements contained in this MD&A and, in particular, but without limitation, the forward-looking statements contained in the previously mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in the section and sub-sections of this MD&A entitled Assumptions, which section and sub-sections are incorporated by reference in this cautionary statement. Subject to various factors, we believe that our assumptions were reasonable at May 6, 2026. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.
Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward-looking statements and other forward-looking statements contained in this MD&A, include, but are not limited to: the negative effect of adverse economic conditions, including the continuation or escalation of trade wars, recessions, U.S. tariffs and the unpredictability of future trade arrangements, inflation, the value of the Canadian dollar, reductions in immigration levels, high housing support costs relative to income, and financial and capital market volatility, and the resulting negative impact on customer spending, the resulting demand for our products and services, our customers’ financial condition, and the cost and amount of funding available in the capital markets; the negative effect of adverse conditions associated with geopolitical events, including financial and capital market volatility, broader geopolitical instability and armed conflicts, higher energy prices, inflationary pressures limiting consumer and business spending and increasing our operating costs, disruptions in our supply chains, and increased information security threats; the intensity of competitive activity in Canada and the U.S. and the failure to effectively respond to evolving competitive dynamics; the level of technological advancements and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, over-the-top (OTT) and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; high Canadian Internet and smartphone penetration; regulatory initiatives, proceedings and decisions, government consultations and government positions that negatively affect us and influence our business in Canada including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations, online streaming and digital services regulations, control of copyright piracy, and regulatory frameworks governing AI; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations, including the failure to monitor and comply with the U.S. legal and regulatory requirements to which Ziply Fiber is subject, which may reduce the amount of subsidies or revenues it receives, increase its compliance burdens or constrain its ability to compete; unfavourable resolution of legal proceedings; the inability to protect our assets and data from events such as information security attacks, unauthorized access or entry, fire, natural disasters, extreme weather events linked to climate change, power loss, building cooling loss, acts of war or terrorism, geopolitical conflict, sabotage, vandalism, actions of neighbours and other events; the failure to implement effective security, data and responsible AI governance frameworks; the inability to drive a positive customer experience; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure, including the failure to meet customer expectations of product and service experience; the use of AI technologies in our business solutions and operations, and by our customers, business partners and third-party vendors; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; service interruptions or outages due to network failures or slowdowns; the complexity of our operations and information technology (IT) systems and the failure to implement, maintain or manage highly effective processes and IT systems; events affecting the functionality of and our ability to protect, test, maintain, replace and upgrade our networks, IT systems, equipment and other facilities; the failure by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing, maintenance, replacement or upgrade of their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; in-orbit and other operational risks to which the satellites used to provide our satellite television (TV) services are subject; the failure to successfully expand Ziply Fiber’s fibre network; the inability of Ziply Fiber’s current and future initiatives or programs to generate the level of returns, or to occur on the timeline, we anticipate; there can be no assurance that the potential benefits expected to result from the formation of Network FiberCo will be realized; the failure to successfully integrate Ziply Fiber as a subsidiary of BCE, and to generate the anticipated benefits from the acquisition of Ziply Fiber; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether our dividend payout policy will be maintained or achieved, or that the dividend on common shares will be maintained or dividends on any of BCE’s outstanding shares will be declared by BCE’s board of directors (BCE Board); the failure to reduce costs and adequately assess investment priorities, as well as unexpected increases in costs; the inability to manage various credit, liquidity and market risks; the failure to accurately anticipate fluctuations in the exchange rate between the Canadian dollar and U.S. dollar and our inability to successfully implement currency hedging strategies; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws, treaties, regulations or rules thereunder in Canada, the U.S. or other relevant jurisdictions, or changes thereto, or changes in their interpretation or enforcement by tax authorities, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; pension obligation volatility and increased contributions to post-employment benefit plans; the expected timing and completion of the proposed disposition of Northwestel Inc. (Northwestel) are subject to closing conditions, termination rights and other risks and uncertainties, including, without limitation, the purchaser securing financing, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result from the proposed disposition will be realized; the
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failure to attract, develop and retain a talented team capable of furthering our business strategy and operational transformation; the potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations, and the de-prioritization of transformation initiatives due to staff reductions, cost reductions or reorganizations; the failure to adequately manage health and safety concerns; labour disruptions and shortages; reputational risks and the inability to meaningfully integrate sustainability considerations into our business strategy, operations and governance; the adverse impact of various internal and external factors on our ability to achieve our sustainability targets including, without limitation, those related to greenhouse gas (GHG) reduction and supplier engagement; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; the failure to develop and implement sufficient corporate governance practices; the inability to adequately manage social issues; health risks, including pandemics, epidemics and other health concerns, such as radio frequency emissions from wireless communications devices and equipment; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need and comply with various obligations; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data and AI governance, privacy and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; and the expected timing and completion of the proposed disposition of Bell Mobility’s land mobile radio networks services business are subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, relevant regulatory and third-party approvals, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated.
We caution that the foregoing list of risk factors is not exhaustive and other factors could also materially adversely affect us. Please see section 9, Business risks of the BCE 2025 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2025 Annual MD&A referred to therein, are incorporated by reference in this cautionary statement. Please also see section 6, Regulatory environment in this MD&A for an update to the regulatory initiatives and proceedings described in the BCE 2025 Annual MD&A, which section 6 is incorporated by reference in this cautionary statement. Any of those risks could cause actual results or events to differ materially from our expectations expressed in, or implied by, the forward-looking statements set out in this MD&A. Except for the updates set out in section 6, Regulatory environment in this MD&A, the risks described in the BCE 2025 Annual MD&A remain substantially unchanged.
Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint arrangements and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after May 6, 2026. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.
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1 Overview

1.1 Financial highlights
BCE Q1 2026 selected quarterly information

Operating revenues	Net earnings	Adjusted EBITDA (1)
$6,168	$667	$2,631
million	million	million
+4.0% vs. Q1 2025	(2.3%) vs. Q1 2025	+2.9% vs. Q1 2025

Net earnings attributable to common shareholders	Adjusted net earnings (1)	Cash flows from operating activities	Free cash flow (1)
$616	$589	$1,149	$804
million	million	million	million
(2.2%) vs. Q1 2025	(7.0%) vs. Q1 2025	(26.9%) vs. Q1 2025	0.8% vs. Q1 2025

BCE customer connections (5)

Total mobile phones	Bell Communications and Technology Services (CTS) high-speed Internet (2) (4)	Bell CTS residential fibre-to-the-home (FTTH) Internet (2) (4)
+0.3%	+7.0%	+14.7%
10.3 million subscribers at March 31, 2026	4.9 million subscribers at March 31, 2026	3.6 million subscribers at March 31, 2026

Bell CTS video (3)	Bell CTS retail residential network access services (NAS) lines
1.9%	(5.4%)
2.2 million subscribers at March 31, 2026	1.7 million subscribers at March 31, 2026

(1)Adjusted EBITDA is a total of segments measure and adjusted net earnings and free cash flow are non-GAAP financial measures. See section 8.3, Total of segments measures and section 8.1, Non-GAAP financial measures in this MD&A for more information on these measures.
(2)Effective January 1, 2026, we updated our Internet subscriber metrics to include wholesale subscribers as a result of the impacts on our operations of a recent Canadian Radio-television and Telecommunications Commission (CRTC) decision mandating the establishment of an aggregated wholesale high-speed access (HSA) service on fibre-to-the premise (FTTP) facilities. Accordingly, previously reported 2025 subscribers and net activations have been restated for comparability. Additionally, we expanded our disclosure to separately report residential FTTH subscribers and net activations.
(3)Effective January 1, 2026, Bell CTS Canada updated the definition of an Internet protocol television (IPTV) subscriber to include bundled streaming service subscribers, which are reflected under a new video subscriber metric. To be classified as a bundled streaming service subscriber, a customer must subscribe to a package that includes at least one third-party streaming service and one streaming service offered by BCE (comprised of duos, trios and quad packages including Crave, TSN, Netflix and Disney+) where BCE has a direct customer relationship. Accordingly, previously reported 2025 subscribers and net activations have been restated for comparability.
(4)Residential FTTH Internet subscribers are included within high-speed Internet subscribers.
(5)See section 2.2, Customer connections - Total BCE customer connections in this MD&A for more information on the adjustments made to these metrics.
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BCE consolidated income statements - selected information

	Q1 2026	Q1 2025	$ change	% change
Operating revenues
Service	5,350	5,172	178	3.4%
Product	818	758	60	7.9%
Total operating revenues	6,168	5,930	238	4.0%
Operating costs	(3,537)	(3,372)	(165)	(4.9%)
Adjusted EBITDA	2,631	2,558	73	2.9%
Adjusted EBITDA margin (1)	42.7%	43.1%		(0.4) pts
Net earnings attributable to:
Common shareholders	616	630	(14)	(2.2%)
Preferred shareholders	37	41	(4)	(9.8%)
Non-controlling interest (NCI)	14	12	2	16.7%
Net earnings	667	683	(16)	(2.3%)
Adjusted net earnings	589	633	(44)	(7.0%)
Net earnings per common share (EPS)	0.66	0.68	(0.02)	(2.9%)
Adjusted EPS (2)	0.63	0.69	(0.06)	(8.7%)
(1)Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to section 8.6, KPIs in this MD&A for more information on this measure.
(2)Adjusted EPS is a non-GAAP ratio. Refer to section 8.2, Non-GAAP ratios in this MD&A for more information on this measure.
BCE consolidated statements of cash flows – selected information

	Q1 2026	Q1 2025	$ change	% change
Cash flows from operating activities	1,149	1,571	(422)	(26.9%)
Capital expenditures	(841)	(729)	(112)	(15.4%)
Free cash flow	804	798	6	0.8%
Q1 2026 financial highlights
BCE operating revenues grew by 4.0% in Q1 2026, compared to the same period last year, driven by both higher service and product revenues of 3.4% and 7.9%, respectively. The growth in service revenues was attributable to the contribution from our Bell CTS U.S. segment, as a result of the acquisition of Ziply Fiber on August 1, 2025. The year-over-year increase was also favourably impacted by the growth in Bell Media subscriber revenues, led by higher direct-to-consumer (DTC) streaming subscribers, greater digital video advertising revenues, increased contribution from our AI-powered solutions business (1) and higher Internet revenues reflecting the growth in our FTTP subscriber base. The increase in service revenues was moderated by continued erosion in legacy voice, data and TV services and ongoing lower demand for traditional advertising. Wireless service revenues also declined year over year, reflecting aggressive competitive pricing on rate plans. The growth in product revenues was driven by Bell AI Fabric, from the delivery of our second AI facility in Merritt, B.C., moderated by reduced wireless product revenues due to lower wireless device sales to consumers and lower year-over-year sales to the government sector.
Net earnings of $667 million and net earnings attributable to common shareholders of $616 million in the first quarter of 2026 decreased by $16 million and $14 million, respectively, compared to the same period last year, mainly due to lower other income primarily resulting from net early debt redemption gains in 2025 and higher depreciation and amortization, partly offset by lower severance, acquisition and other costs, as well as higher adjusted EBITDA.
BCE adjusted EBITDA increased by 2.9% in Q1 2026, compared to the same period last year, driven by the contribution from our Bell CTS U.S. segment due to the acquisition of Ziply Fiber, partly offset by a decline in our Bell CTS Canada and Bell Media segments. The year-over-year growth in adjusted EBITDA reflected higher operating revenues, partly offset by greater operating expenses, primarily due to the operating costs of Ziply Fiber as a result of the acquisition, greater costs associated with revenue growth, higher content costs in Bell Media, higher commissions expense from greater postpaid activations and increased advertising and sponsorship spend related to the 2026 Olympic Winter Games, moderated by continued cost containment across the company, including reduced year-over-year labour cost. This drove an adjusted EBITDA margin of 42.7% in Q1 2026, down 0.4 pts over Q1 2025.
BCE’s EPS of $0.66 in Q1 2026 decreased by $0.02 compared to the same period last year.
(1)AI-powered solutions revenues is comprised of revenues from Ateko, Bell Cyber, and Bell AI Fabric.
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In the first quarter of 2026, adjusted net earnings, which excludes the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, net early debt redemption gains (costs) and impairment of assets, net of tax and NCI, was $589 million, or $0.63 per common share, compared to $633 million, or $0.69 per common share, for the same period last year.
Cash flows from operating activities in the first quarter of 2026 decreased by $422 million, compared to the same period last year, mainly due to higher income taxes paid resulting from significant divestitures of $542 million and higher interest paid, partly offset by higher adjusted EBITDA.
Free cash flow in the first quarter of 2026 increased by $6 million compared to the same period last year, mainly due to higher cash flows from operating activities, excluding cash from income taxes paid on significant divestitures and acquisition and other costs paid, partly offset by higher capital expenditures.

1.2 Key corporate and business developments
This section contains forward-looking statements, including relating to Bell’s partnership with the Government of Saskatchewan to develop a new 300 MW AI data centre in the Rural Municipality of Sherwood, Saskatchewan; the benefits expected to result from the facility; timing for operation of the facility; the expected increase in expenditures on the facility as development continues; the amount of power allocated for sovereign AI compute; the approximately $1.7 billion of capital expenditure expected for the facility and the timing thereof; the sources of funding for the facility; the leverage-neutral nature of this AI data centre project; the proposed disposition by Bell Mobility of its land mobile radio networks services business and the expected timing and completion thereof; and the intended use of the net proceeds of Bell Canada's junior subordinated notes offering. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.
Expansion of Bell AI Fabric with new 300 MW data centre in Saskatchewan
On March 16, 2026, Bell announced a partnership with the Government of Saskatchewan to develop a new 300 MW AI data centre in the Rural Municipality of Sherwood, Saskatchewan. Upon completion, the facility is expected to be the largest purpose-built AI data centre in Canada and represents a significant expansion of Bell AI Fabric, supporting Bell’s strategy to deliver AI‑powered solutions to enterprise, public sector and research customers.
The facility will be connected to Bell’s national fibre backbone through a partnership with SaskTel, enabling high‑capacity, low‑latency connectivity and the delivery of advanced AI and cloud‑enabled services. The development of the facility continues to progress according to the previously announced plan. We continue to expect the first stage to enter service in the first half of 2027. In line with our development plan, expenditures on the facility have been limited to date but are expected to increase as development continues. Significant orders have also been made for long lead time components.
A significant portion of the facility’s capacity will be dedicated to sovereign AI compute, providing customers with access to high‑performance AI infrastructure while ensuring that sensitive data remains within Canada and subject to applicable data residency and security requirements.
Updated 2026 financial guidance and 2025-2028 financial outlook
On March 16, 2026, in connection with the announced expansion of Bell AI Fabric in Saskatchewan, BCE updated its 2026 financial guidance and its 2025-2028 financial outlook.
The Saskatchewan AI data centre project is expected to require approximately $1.7 billion of incremental capital expenditures, with approximately $1.3 billion incurred in 2026, funded through a combination of debt financing and cash on hand. The project is expected to be leverage-neutral on a run-rate adjusted EBITDA basis.
BCE’s March 16, 2026 news release contains an update to our 2026 financial guidance targets originally provided on February 5, 2026, and our 2025-2028 financial outlook as originally provided on October 14, 2025, to incorporate the expected financial impact of Bell’s new Saskatchewan AI data centre project. This news release can be found on SEDAR+ at sedarplus.ca.
Disposition of land mobile radio networks services business
On March 26, 2026, Bell Canada, through its wireless subsidiary Bell Mobility, entered into an agreement to sell its land mobile radio networks services business to Motorola Solutions Canada Networks Inc., a subsidiary of Motorola Solutions, for a purchase price of $675 million, subject to customary adjustments and a deferred net working capital settlement.
The transaction is expected to close in the fourth quarter of 2026, subject to the receipt of regulatory and third-party approvals and satisfaction of other closing conditions and, as such, there can be no assurance that the transaction will ultimately be consummated. Following the completion of the transaction, Bell will continue to work closely with Motorola Solutions Canada as an important service delivery partner for land mobile radio networks.
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Renewal of medium-term notes program
On April 6, 2026, Bell Canada announced the renewal of its medium-term notes (MTN) program through the filing of a prospectus supplement to a short form base shelf prospectus dated April 2, 2026 with the securities regulatory authorities in all provinces of Canada. The renewed MTN program enables Bell to issue MTN debentures from time to time until May 2, 2029. The debentures will be fully and unconditionally guaranteed by BCE. Consistent with past practice, the MTN program was renewed to continue to provide Bell with financial flexibility and efficient access to the Canadian capital markets.
Public debt offering
On March 30, 2026, Bell Canada completed a public offering in Canada of $750 million principal amount of MTN debentures. The $750 million Series M-68 MTN debentures will mature on March 30, 2033 and carry an annual interest rate of 4.40%. The MTN debentures are fully and unconditionally guaranteed by BCE. The net proceeds from the offering were used for the repayment of short-term debt and for general corporate purposes, supporting Bell’s ongoing funding and liquidity requirements.
Hybrid notes offering (junior subordinated notes)
On February 12, 2026, Bell Canada completed an offering of $1.5 billion aggregate principal amount of Fixed-to-Fixed Rate Junior Subordinated Notes in two series (D and E) (the Series D and E Notes). The $750 million Series D Notes, due 2056, initially bear interest at an annual rate of 5.375% and reset every five years starting on May 12, 2031 at an annual rate equal to the five-year Government of Canada yield plus a spread of 2.388%, provided that the interest rate during any five-year interest period will not reset below 5.375%. The $750 million Series E Notes, due 2056, initially bear interest at an annual rate of 5.875% and reset every five years starting on May 12, 2036 at an annual rate equal to the five-year Government of Canada yield plus a spread of 2.440%, provided that the interest rate during any five-year interest period will not reset below 5.875%. Bell Canada may redeem either of the Series D or Series E Notes, in whole or in part, at a redemption price equal to 100% of the principal amount commencing on the applicable first reset dates. The Series D and Series E Notes are fully and unconditionally guaranteed by BCE Inc. Bell intends to use the net proceeds from the offering to repurchase, redeem or repay, as applicable, senior or subordinated indebtedness of Bell and for other general corporate purposes.

10 BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT

1.3 Assumptions
As at the date of this MD&A, our forward-looking statements set out in the BCE 2025 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions, as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business segment analysis of this MD&A.
Assumptions about the Canadian economy
The economic outlook is highly dependent on the outcome of trade negotiations with the U.S. and the duration and severity of the war in the Middle East, as well as how the Canadian economy responds to these developments. We have assumed:
•Modest economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product (GDP) of 1.2% in 2026, representing a modest increase from the earlier estimate of 1.1%
•Subdued population growth
•Modest growth in consumer spending
•Soft growth in business investment, particularly in sectors most reliant on U.S. markets
•Higher consumer price index (CPI) inflation, primarily driven by higher energy prices resulting from the war in the Middle East
•Ongoing labour market softness
•Interest rates expected to remain at or near current levels, although the outlook is subject to uncertainty depending on the evolution of inflation
•Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.
Assumptions about the U.S. economy
•Slowdown in consumer spending, offset by business investment
•Ongoing uncertainty surrounding trade policy
•Stable CPI inflation
•Moderate to steady GDP growth
•Stable rate of unemployment
Canadian market assumptions
•A moderated level of wireless competition and sustained level of wireline competition in consumer markets
•Higher, but slowing, wireless industry penetration
•A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative OTT competitors
•The advertising market is shifting towards digital platforms and most legacy Canadian TV and radio platforms are expecting impacts from flat to declining audiences
•Increasing competition from the continued rollout of subscription video on demand (SVOD) streaming services together with further scaling of OTT aggregators is expected to result in further declines in broadcasting distribution undertaking (BDU) subscribers
U.S. market assumptions
•A higher level of wireline pricing competition in consumer, business and wholesale markets
•Increased demand for colocation and data centre connectivity services
•A shrinking traditional voice services market as customers migrate to wireless or voice over Internet protocol (VoIP) offerings
Assumptions underlying expected continuing contribution holiday in 2026 in the majority of our pension plans
•At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components
•No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates
•No material experience losses from other events such as through litigation or changes in laws, regulations or actuarial standards
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2 Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in Q1 2026 compared with Q1 2025. It focuses on BCE’s consolidated operating results and provides financial information for our Bell CTS Canada, Bell CTS U.S. and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 3, Business segment analysis.

2.1 BCE consolidated income statements

	Q1 2026	Q1 2025	$ change	% change
Operating revenues
Service	5,350	5,172	178	3.4%
Product	818	758	60	7.9%
Total operating revenues	6,168	5,930	238	4.0%
Operating costs	(3,537)	(3,372)	(165)	(4.9%)
Adjusted EBITDA	2,631	2,558	73	2.9%
Adjusted EBITDA margin	42.7%	43.1%		(0.4) pts
Severance, acquisition and other costs	6	(247)	253	n.m.
Depreciation	(983)	(941)	(42)	(4.5%)
Amortization	(373)	(331)	(42)	(12.7%)
Finance costs
Interest expense	(444)	(423)	(21)	(5.0%)
Net return on post-employment benefit plans	37	25	12	48.0%
Impairment of assets	(5)	(9)	4	44.4%
Net losses on investments	(1)	(2)	1	50.0%
Other income	38	310	(272)	(87.7%)
Income taxes	(239)	(257)	18	7.0%
Net earnings	667	683	(16)	(2.3%)
Net earnings attributable to:
Common shareholders	616	630	(14)	(2.2%)
Preferred shareholders	37	41	(4)	(9.8%)
NCI	14	12	2	16.7%
Net earnings	667	683	(16)	(2.3%)
Adjusted net earnings	589	633	(44)	(7.0%)
EPS	0.66	0.68	(0.02)	(2.9%)
Adjusted EPS	0.63	0.69	(0.06)	(8.7%)
n.m.: not meaningful
12 BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT

2.2 Customer connections
Total BCE net activations

	Q1 2026	Q1 2025	% change
Mobile phone net subscriber activations (losses)	5,054	(596)	n.m.
Postpaid	16,947	(9,598)	n.m.
Prepaid	(11,893)	9,002	n.m.
Mobile connected device net subscriber activations	81,326	35,984	n.m.
Bell CTS high-speed Internet net subscriber activations (1)	17,782	3,744	n.m.
Bell CTS Canada	13,919	3,744	n.m.
Bell CTS U.S.	3,863	—	n.m.
Bell CTS video net subscriber activations (losses) (1)	9,888	(15,971)	n.m.
Bell CTS Canada	10,103	(15,971)	n.m.
Bell CTS U.S.	(215)	—	n.m.
Bell CTS retail residential NAS lines net losses	(45,749)	(47,430)	3.5%
Bell CTS Canada	(42,128)	(47,430)	11.2%
Bell CTS U.S.	(3,621)	—	n.m.
Total services net activations (losses)	68,301	(24,269)	n.m.
n.m.: not meaningful
(1)Effective January 1, 2026, we updated the definitions of these metrics. See section 1.1, Financial highlights for more information.
Total BCE customer connections

	Q1 2026	Q1 2025	% change
Mobile phone subscribers (2) (6)	10,322,638	10,287,978	0.3%
Postpaid (2) (6)	9,567,426	9,520,838	0.5%
Prepaid (2)	755,212	767,140	(1.6%)
Mobile connected device subscribers (2) (6)	3,348,007	3,079,414	8.7%
Bell CTS high-speed Internet subscribers (1) (3) (5) (7)	4,893,689	4,573,094	7.0%
Bell CTS Canada (3)	4,454,296	4,573,094	(2.6%)
Bell CTS U.S. (5) (7)	439,393	—	n.m.
Bell CTS video subscribers (1) (4) (7)	2,155,589	2,115,141	1.9%
Bell CTS Canada (4)	2,149,965	2,115,141	1.6%
Bell CTS U.S. (7)	5,624	—	n.m.
Bell CTS retail residential NAS lines (5) (7)	1,676,429	1,772,611	(5.4%)
Bell CTS Canada	1,604,179	1,772,611	(9.5%)
Bell CTS U.S. (5) (7)	72,250	—	n.m.
Total services subscribers	22,396,352	21,828,238	2.6%
n.m.: not meaningful
(1)Effective January 1, 2026, we updated the definitions of these metrics. See section 1.1, Financial highlights for more information.
(2)Effective January 1, 2026, Bell CTS Canada removed 134,000 mobile phone subscribers (31,000 postpaid and 103,000 prepaid) and 92,884 mobile connected device subscribers from the respective subscriber bases as a result of our decision to decommission our third-generation high-speed packet access (3G/HSPA) network in Manitoba as of December 31, 2025 and nationally as of March 31, 2027.
(3)At the beginning of Q1 2026, Bell CTS Canada removed 181,086 Virgin Plus Internet subscribers (including 124,956 FTTH subscribers) from the respective subscriber bases as we stopped selling new plans for this service in Ontario as of January 14, 2026.
(4)At the beginning of Q1 2026, Bell CTS Canada removed 21,886 Virgin Plus IPTV subscribers from the subscriber base as we stopped selling new plans for this service in Ontario as of January 14, 2026.
(5)In Q4 2025, after a comprehensive review of Ziply Fiber subscriber accounts following our acquisition on August 1, 2025, we reduced our high-speed Internet and retail residential NAS subscriber bases, by 13,029 (including 10,955 FTTH subscribers) and 1,106 customers, respectively, to align with Bell methodology for customer deactivations.
(6)In Q3 2025, Bell CTS Canada reduced its postpaid mobile phone and connected device subscriber bases by 51,541 and 7,867, respectively, following a review of a public sector customer account to eliminate subscribers with no usage.
(7)In Q3 2025, as a result of the acquisition of Ziply Fiber on August 1, 2025, Bell CTS U.S. high-speed Internet (including wholesale), video and retail residential NAS lines subscriber bases increased by 442,861 (including 358,615 FTTH subscribers), 6,089 and 84,440 subscribers, respectively.

BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT 13

Effective January 1, 2026, we updated our Internet subscriber metrics to include wholesale subscribers as a result of the impacts on our operations of a recent CRTC decision mandating the establishment of an aggregated wholesale HSA service on FTTP facilities. Accordingly, previously reported 2025 subscribers and net activations have been restated for comparability. Additionally, we expanded our disclosure to separately report residential FTTH subscribers and net activations.
Also, effective January 1, 2026, Bell CTS Canada updated the definition of an IPTV subscriber to include bundled streaming service subscribers, which are reflected under a new video subscriber metric. To be classified as a bundled streaming service subscriber, a customer must subscribe to a package that includes at least one third-party streaming service and one streaming service offered by BCE (comprised of duos, trios and quad packages including Crave, TSN, Netflix and Disney+) where BCE has a direct customer relationship. Accordingly, previously reported 2025 subscribers and net activations have been restated for comparability.
BCE total services net subscriber activations of 68,301 in Q1 2026, improved by 92,570 from 24,269 net subscriber losses in Q1 2025. The total services net subscriber activations in the quarter consisted of:
•5,054 mobile phone net subscriber activations and 81,326 mobile connected device net subscriber activations
•17,782 Bell CTS high-speed Internet net subscriber activations, composed of:
•Bell CTS Canada net subscriber activations of 13,919
•Bell CTS U.S. net subscriber activations of 3,863
•9,888 Bell CTS video net subscriber activations, composed of:
•Bell CTS Canada net subscriber activations of 10,103
•Bell CTS U.S. net subscriber losses of 215
•45,749 Bell CTS retail residential NAS lines net losses, composed of:
•Bell CTS Canada net losses of 42,128
•Bell CTS U.S. net losses of 3,621
At March 31, 2026, BCE's customer connections totalled 22,396,352, up 2.6% year over year, and consisted of:
•10,322,638 mobile phone subscribers, up 0.3% year over year, and 3,348,007 mobile connected device subscribers, up 8.7% year over year
•4,893,689 Bell CTS high-speed Internet subscribers, up 7.0% year over year, composed of:
•Bell CTS Canada subscribers of 4,454,296, down 2.6% year over year
•Bell CTS U.S. subscribers of 439,393, compared to nil last year, as a result of the acquisition of Ziply Fiber on August 1, 2025
•2,155,589 Bell CTS video subscribers, up 1.9% year over year, composed of:
•Bell CTS Canada subscribers of 2,149,965, up 1.6% year over year
•Bell CTS U.S. subscribers of 5,624, compared to nil last year, as a result of the acquisition of Ziply Fiber
•1,676,429 Bell CTS retail residential NAS lines, down 5.4% year over year, composed of:
•Bell CTS Canada lines of 1,604,179, down 9.5% year over year
•Bell CTS U.S. lines of 72,250, compared to nil last year, as a result of the acquisition of Ziply Fiber

14 BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT

2.3 Operating revenues

BCE
Revenues
(in $ millions)

	Q1 2026	Q1 2025	$ change	% change
Bell CTS	5,485	5,246	239	4.6%
Bell CTS Canada	5,251	5,246	5	0.1%
Bell CTS U.S.	234	—	234	n.m.
Bell Media	778	775	3	0.4%
Inter-segment eliminations	(95)	(91)	(4)	(4.4%)
Total BCE operating revenues	6,168	5,930	238	4.0%
n.m.: not meaningful
BCE
BCE operating revenues increased by 4.0% in Q1 2026, compared to the same period last year, reflecting service revenues of $5,350 million, up 3.4% year over year and product revenues of $818 million, up 7.9% year over year. The growth in BCE operating revenues was driven by an increase in Bell CTS of 4.6% as a result of the contribution from our Bell CTS U.S. segment of $234 million, due to the acquisition of Ziply Fiber on August 1, 2025, coupled with a modest increase in our Bell CTS Canada segment of 0.1% and growth in our Bell Media segment of 0.4%.
BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT 15

2.4 Operating costs

BCE	BCE
Operating cost profile	Operating cost profile
Q1 2025	Q1 2026

14%
56%
30%
Cost of revenues (1)
Labour (2)
Other (3)

16%
55%
29%
Cost of revenues (1)
Labour (2)
Other (3)

	Q1 2026	Q1 2025	$ change	% change
Bell CTS	(3,009)	(2,847)	(162)	(5.7%)
Bell CTS Canada	(2,877)	(2,847)	(30)	(1.1%)
Bell CTS U.S.	(132)	—	(132)	n.m.
Bell Media	(623)	(616)	(7)	(1.1%)
Inter-segment eliminations	95	91	4	4.4%
Total BCE operating costs	(3,537)	(3,372)	(165)	(4.9%)
n.m.: not meaningful
(1)Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(2)Labour costs (net of capitalized costs) include wages, salaries and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.
(3)Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.
BCE
BCE operating costs increased by 4.9% in the quarter, compared to Q1 2025, driven by higher expenses in Bell CTS of 5.7%, due to increased costs from Bell CTS U.S. of $132 million, attributable to the operating costs of Ziply Fiber as a result of the acquisition on August 1, 2025, along with greater costs in Bell CTS Canada of 1.1% and higher costs in Bell Media of 1.1%.

16 BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT

2.5 Net earnings

BCE
Net earnings
(in $ millions)

Net earnings in the first quarter of 2026 decreased by $16 million, compared to the same period last year, mainly due to lower other income primarily resulting from net early debt redemption gains in 2025 and higher depreciation and amortization, partly offset by lower severance, acquisition and other costs, as well as higher adjusted EBITDA.
BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT 17

2.6 Adjusted EBITDA

BCE
Adjusted EBITDA
(in $ millions)

	Q1 2026	Q1 2025	$ change	% change
Bell CTS (1)	2,476	2,399	77	3.2%
Adjusted EBITDA margin	45.1%	45.7%		(0.6) pts
Bell CTS Canada	2,374	2,399	(25)	(1.0%)
Adjusted EBITDA margin	45.2%	45.7%		(0.5) pts
Bell CTS U.S.	102	—	102	n.m.
Adjusted EBITDA margin	43.6%	—		43.6 pts
Bell Media	155	159	(4)	(2.5%)
Adjusted EBITDA margin	19.9%	20.5%		(0.6) pts
Total BCE adjusted EBITDA	2,631	2,558	73	2.9%
Adjusted EBITDA margin	42.7%	43.1%		(0.4) pts
n.m.: not meaningful
(1)Bell CTS adjusted EBITDA is a total of segments measure. See section 8.3, Total of segments measures in this MD&A for more information on this measure.
BCE
BCE adjusted EBITDA increased by 2.9% in Q1 2026, compared to the same period last year, due to higher operating revenues, partly offset by greater operating costs. The growth was driven by an increase in Bell CTS of 3.2% due to the contribution from our Bell CTS U.S. segment of $102 million as a result of the acquisition of Ziply Fiber on August 1, 2025, partly offset by a decline in our Bell CTS Canada segment of 1.0% and a decline in our Bell Media segment of 2.5%. This drove an adjusted EBITDA margin of 42.7% in Q1 2026, down 0.4 pts over Q1 2025, resulting from lower service revenue flow-through and greater operating costs, mainly attributable to the acquisition of Ziply Fiber, partly offset by the impact of greater product revenue flow-through.
18 BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT

2.7 Severance, acquisition and other costs
2026
Severance, acquisition and other of ($6) million in the first quarter of 2026 included:
•Severance costs of $2 million in Q1 2026 related to employee terminations
•Acquisition and other income of ($8) million in Q1 2026
2025
Severance, acquisition and other costs of $247 million in the first quarter of 2025 included:
•Severance costs of $231 million in Q1 2025 related to employee terminations
•Acquisition and other costs of $16 million in Q1 2025

2.8 Depreciation and amortization
Depreciation
Depreciation in the first quarter of 2026 increased by $42 million, compared to the same period in 2025, mainly due to the acquisition of Ziply Fiber on August 1, 2025, partly offset by a lower asset base excluding Ziply Fiber.
Amortization
Amortization in the first quarter of 2026 increased by $42 million, compared to the same period in 2025, mainly due to the acquisition of Ziply Fiber on August 1, 2025 and a higher asset base.

2.9 Finance costs
Interest expense
Interest expense in the first quarter of 2026 increased by $21 million compared to the same period last year, due to higher average cost of debt and higher debt balances.
Net return on post-employment benefit plans
Net return on our post-employment benefit plans is based on market conditions that existed at the beginning of the year as well as the net post-employment benefit plan asset (liability). On January 1, 2026, the discount rate was 4.9% compared to 4.7% on January 1, 2025.
In the first quarter of 2026, net return on post-employment benefit plans increased by $12 million, compared to the same period last year, as a result of a higher discount rate in 2026.
The impacts of changes in market conditions during the year are recognized in Other comprehensive income (OCI).

2.10 Other income
2026
Other income of $38 million in the first quarter of 2026 included net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans.
2025
Other income of $310 million in the first quarter of 2025 included net early debt redemption gains due to the repurchase by Bell Canada, as a result of its cash tender offers, of a portion of its Series M-51 MTN debentures, and a portion of its Series US-2, US-4, US-5, US-6, and US-7 Notes, and interest income.

2.11 Income taxes
Income taxes in the first quarter of 2026 decreased by $18 million, compared to the same period last year, mainly due to lower taxable income.
BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT 19

2.12 Net earnings attributable to common shareholders and EPS
Net earnings attributable to common shareholders in the first quarter of 2026 of $616 million, decreased by $14 million, compared to the same period last year, mainly due to lower other income primarily resulting from net early debt redemption gains in 2025 and higher depreciation and amortization, partly offset by lower severance, acquisition and other costs, as well as higher adjusted EBITDA.
BCE’s EPS of $0.66 in Q1 2026 decreased by $0.02 compared to the same period last year.
In the first quarter of 2026, adjusted net earnings, which excludes the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, net early debt redemption gains (costs) and impairment of assets, net of tax and NCI, was $589 million, or $0.63 per common share, compared to $633 million, or $0.69 per common share, for the same period last year.
20 BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT

3 Business segment analysis

3.1 Bell CTS
This section contains forward-looking statements, including relating to the enhanced partnership between Bell and BUZZ HPC to deliver advanced, sovereign AI infrastructure at the Bell AI Fabric facility in Merritt, B.C. and the benefits expected to result therefrom; and the strategic partnership between Bell and Coveo to support the modernization of digital services for customers and the benefits expected to result therefrom. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.
Key business developments
Partnership with BUZZ HPC for sovereign AI infrastructure at Bell AI Fabric facility in Merritt, B.C.
In March 2026, Bell expanded the Bell AI Fabric ecosystem through an enhanced partnership with BUZZ HPC to deliver advanced, sovereign AI infrastructure at the Bell AI Fabric facility in Merritt, B.C. The expanded partnership supports customers requiring access to advanced AI compute while meeting strict Canadian data residency and security requirements. Under the arrangement, BUZZ HPC secured an initial 6.5 MW of gross capacity at the Merritt facility. The deployment supports the scaling of graphics processing unit (GPU)‑accelerated AI workloads and further strengthens Bell’s portfolio of AI‑powered solutions for enterprise and public sector customers.
Strategic sovereign AI partnership with Coveo
In March 2026, Bell announced a strategic sovereign AI partnership with Coveo to support the modernization of digital services for customers. The partnership integrates the Coveo AI-Relevance Platform with Bell AI Fabric to deliver secure, compliant and scalable AI solutions while ensuring that sensitive data and AI operations remain resident in Canada under Canadian regulatory frameworks.
Under the partnership, Coveo's AI-Relevance platform, leveraging semantic search, machine learning, generative AI and contextual relevance, will be combined with Bell AI Fabric’s national fibre network, Canadian data centres and cloud capabilities to support advanced digital, agent‑assisted and self‑service use cases. Bell's technology services division, Ateko, will provide solution design, integration and governance advisory services, supporting responsible adoption of the joint offering within complex public sector and regulated environments.
Strategic Partnership with Hypertec to advance sovereign AI infrastructure
In February 2026, Bell announced a strategic partnership with Hypertec, a Canadian provider of large‑scale AI and high‑performance compute infrastructure, to deliver end-to-end sovereign AI infrastructure built, hosted, and operated in Canada. The partnership combines Hypertec’s Canadian-built GPU infrastructure, manufactured through its domestic supply chain, with Bell AI Fabric, Bell’s national platform for Canadian-hosted AI compute and data centre services. The partnership is intended to expand secure and scalable access to advanced AI compute for public sector, enterprise, and research customers, while ensuring that workloads and data remain within Canada under Canadian jurisdiction.
Collaboration with Celestica to advance Canadian sovereign AI infrastructure
In April 2026, Bell CTS announced a collaboration with Celestica Inc., a global provider of data centre infrastructure and advanced technology solutions, to advance the development of a Canadian sovereign AI infrastructure stack. The collaboration is intended to support customers that require sensitive AI workloads to remain in Canada under Canadian control. The collaboration brings together Bell AI Fabric, Bell’s full‑stack AI offering anchored by its national fibre network, Canadian‑hosted data centres, cloud capabilities and professional services, with Celestica’s trusted hardware supply chain for sovereign AI infrastructure. Celestica’s capabilities include Canadian‑manufactured and lifecycle‑managed hardware, spanning switching, storage, rack integration, thermal management and power infrastructure. Together, the companies aim to support the deployment of AI workloads that require secure, traceable infrastructure and domestic supply chains, reinforcing Canada‑based data residency and sovereignty requirements.
Launch of CyberShield Connect for small and medium-sized businesses
In March 2026, Bell Cyber launched CyberShield Connect, a fully managed cybersecurity solution designed for Canadian small and medium-sized enterprises. The solution is intended to provide enterprise-grade protection while reducing the complexity and operational burden of managing cybersecurity in-house for smaller organizations. CyberShield Connect integrates cloud-managed security, automated deployment and Security Operation Centre (SOC)-driven monitoring into a single managed service. The platform is powered by WatchGuard’s Unified Security Platform and is operated and supported by Bell Cyber’s Canadian-based managed security services team, with monitoring and threat response delivered through Bell's national network.

BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT 21

Expanded Partnership with Radware for AI-Driven security services
In March 2026, Bell Cyber announced an expansion of its partnership with Radware to deliver AI-driven, cloud-delivered security services for organizations facing increasingly automated and sophisticated cyber threats. The expanded offering integrates Radware's AI-based application security capabilities with Bell Cyber's fully managed security operations.
The service provides a unified managed solution for web application protection, application programming interface (API) security, bot mitigation, and defense against traffic-flooding attacks. Delivered through Bell Cyber's Canadian-based security operations team, the offering is designed to reduce the operational burden on customer security teams while supporting Canadian data sovereignty. The service is available to customers across North America.
Federal contact centres contract powered by Genesys
In March 2026, Bell announced it was awarded a contract to modernize contact centres for the Government of Canada. The initiative will support key federal departments, including Employment and Social Development Canada (ESDC), the Canada Revenue Agency (CRA), and Immigration, Refugees and Citizenship Canada (IRCC), and is intended to improve the delivery and consistency of citizen services. The solution is powered by the Genesys Cloud platform, which offers AI‑enabled customer experience and contact centre capabilities, together with Bell's deployment and management expertise. The platform will be hosted in Canada, providing a secure and resilient operating environment while ensuring that data and service delivery remain subject to Canadian requirements.
Launch of 5G+ Advanced Network
In March 2026, Bell launched 5G+ Advanced, its most advanced wireless network to date, enabling increased capacity, lower latency and faster speeds, powered by Bell’s latest spectrum deployment and a new 5G standalone core. The 5G+ Advanced network was initially launched across the Greater Toronto and Hamilton Area and is expanding into the Niagara region of Ontario, enabling enhanced mobile performance for customers with compatible devices.
Financial performance analysis
Q1 2026 performance highlights

Bell CTS	Bell CTS
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

22 BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT

Total mobile phone subscriber growth (3)	Mobile phone postpaid net subscriber activations in Q1 2026	Mobile phone prepaid net subscriber losses in Q1 2026	Mobile phone postpaid churn in Q1 2026 (3) (4)	Mobile phone blended average revenue per user (ARPU) (3) (5) per month

+0.3%	16,947	(11,893)	1.34%	(0.8%)
Q1 2026 vs. Q1 2025	vs. net losses of (9,598) in Q1 2025	vs. net activations of 9,002 in Q1 2025	Increased 0.13 pts vs. 1.21% in Q1 2025	Q1 2026: $56.61 Q1 2025: $57.08
High-speed Internet subscriber growth (decline) (1) (2) (3)			Residential FTTH Internet subscriber growth (1) (2) (3)
Q1 2026 vs. Q1 2025			Q1 2026 vs. Q1 2025
Bell CTS (3)		+7.0%	Bell CTS (3)	+14.7%
Bell CTS Canada (3)		(2.6%)	Bell CTS Canada (3)	+2.8%
Bell CTS U.S. (3)		n.m.	Bell CTS U.S. (3)	n.m.
High-speed Internet net subscriber activations in Q1 2026 (1) (2)			Residential FTTH Internet net subscriber activations in Q1 2026 (1) (2)
Bell CTS		17,782	Bell CTS	49,525
vs. net activations of 3,744 in Q1 2025			Increased 3.2% vs. Q1 2025
Bell CTS Canada		13,919	Bell CTS Canada	42,750
vs. net activations of 3,744 in Q1 2025			Decreased 10.9% vs. Q1 2025
Bell CTS U.S.		3,863	Bell CTS U.S.	6,775
nil in Q1 2025			nil in Q1 2025
Video subscriber growth (1) (3)			Retail residential NAS lines decline (3)
Q1 2026 vs. Q1 2025			Q1 2026 vs. Q1 2025
Bell CTS (3)		+1.9%	Bell CTS (3)	(5.4%)
Bell CTS Canada (3)		+1.6%	Bell CTS Canada	(9.5%)
Bell CTS U.S. (3)		n.m.	Bell CTS U.S. (3)	n.m.
Video net subscriber (losses) activations in Q1 2026 (1)			Retail residential NAS lines net losses in Q1 2026
Bell CTS		9,888	Bell CTS	(45,749)
vs. net losses of (15,971) in Q1 2025			Improved 3.5% vs. Q1 2025
Bell CTS Canada		10,103	Bell CTS Canada	(42,128)
vs. net losses of (15,971) in Q1 2025			Improved 11.2% vs. Q1 2025
Bell CTS U.S.		(215)	Bell CTS U.S.	(3,621)
nil in Q1 2025			nil in Q1 2025
n.m.: not meaningful
(1)Effective January 1, 2026, we updated the definitions of these metrics. See section 1.1, Financial highlights for more information.
(2)Residential FTTH Internet subscribers and net subscriber activations are included within high-speed Internet subscribers and net subscriber activations, respectively.
(3)See section 2.2, Customer connections - Total BCE customer connections in this MD&A for more information on the adjustments made to these metrics.
(4)Mobile phone churn is defined as the rate at which existing mobile phone subscribers cancel their services. Refer to section 8.6, KPIs in this MD&A for more information on this measure.
(5)Mobile phone blended ARPU is defined as Bell CTS Canada wireless external services revenues divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month. Refer to section 8.6, KPIs in this MD&A for more information on this measure.
BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT 23

Revenues
Bell CTS

	Q1 2026	Q1 2025	$ change	% change
Wireless	1,748	1,759	(11)	(0.6%)
Wireline data	2,208	2,014	194	9.6%
Wireline voice	636	629	7	1.1%
Other wireline services	69	79	(10)	(12.7%)
External service revenues	4,661	4,481	180	4.0%
Inter-segment service revenues	6	7	(1)	(14.3%)
Operating service revenues	4,667	4,488	179	4.0%
Wireless	585	624	(39)	(6.3%)
Wireline	233	134	99	73.9%
External/operating product revenues	818	758	60	7.9%
Total external revenues	5,479	5,239	240	4.6%
Total operating revenues	5,485	5,246	239	4.6%
Bell CTS operating revenues increased by 4.6% in Q1 2026, compared to the same period last year, due to the contribution from Bell CTS U.S. of $234 million as a result of the acquisition of Ziply Fiber on August 1, 2025, along with modest growth in Bell CTS Canada of 0.1%. The year-over-year revenue increase was driven by both higher service and product revenues.
Bell CTS Canada

	Q1 2026	Q1 2025	$ change	% change
Wireless	1,748	1,759	(11)	(0.6%)
Wireline data	2,013	2,014	(1)	—
Wireline voice	600	629	(29)	(4.6%)
Other wireline services	66	79	(13)	(16.5%)
External service revenues	4,427	4,481	(54)	(1.2%)
Inter-segment service revenues	6	7	(1)	(14.3%)
Operating service revenues	4,433	4,488	(55)	(1.2%)
Wireless	585	624	(39)	(6.3%)
Wireline	233	134	99	73.9%
External/operating product revenues	818	758	60	7.9%
Total external revenues	5,245	5,239	6	0.1%
Total operating revenues	5,251	5,246	5	0.1%
Bell CTS Canada operating revenues increased by 0.1% in Q1 2026, compared to Q1 2025, from greater product revenues, moderated by lower service revenues, reflecting reduced wireline voice, other wireline services and wireless revenues.
Bell CTS Canada operating service revenues declined by 1.2% in Q1 2026, compared to the same period in 2025.
•Wireless revenues decreased by 0.6% in Q1 2026, compared to the same period last year, driven by lower ARPU, partly offset by continued growth in our mobile phone and connected device average subscriber bases
•Wireline data revenues were essentially stable in the quarter, compared to Q1 2025, mainly driven by:
•Reduced TV revenues, mainly from the erosion of our satellite TV and IPTV subscriber bases
•Lower Internet protocol (IP) broadband and legacy data revenues
These factors were offset by:
•Increased revenues from our AI-powered solutions business driven by growth in Ateko, our Systems Integrator and Managed Services practice, and Bell Cyber, our cyber security business, including the impact of small acquisitions made in 2025 and 2026, along with higher traditional professional services revenues
•Higher Internet revenues attributable to growth in our retail and wholesale FTTP subscriber bases coupled with the flow-through of residential rate increases, moderated by greater residential acquisition, retention and bundle discounts

24 BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT

•Wireline voice revenues decreased by 4.6% in Q1 2026, compared to Q1 2025, primarily due to:
•Continued retail residential NAS lines erosion, coupled with business voice declines, driven by technological substitution to wireless and Internet-based services
These factors were partly offset by:
•Flow-through of residential rate increases
•Other wireline services revenues decreased by 16.5% in Q1 2026, compared to Q1 2025, primarily due to the sale in Q4 2025 of our home security and monitored alarm assets
Bell CTS Canada operating product revenues increased by 7.9% in Q1 2026, compared to the same period last year.
•Wireless operating product revenues decreased by 6.3% in Q1 2026, compared to Q1 2025, as a result of lower wireless device sales to consumers mainly from fewer upgrades and lower contracted sales due to greater mix of bring-your-own-device (BYOD) customer activations, along with lower year-over-year device sales to the government sector
•Wireline operating product revenues grew by 73.9%, compared to the same period last year, driven by Bell AI Fabric, our full-stack sovereign AI platform that combines scalable infrastructure with managed services, attributable to the delivery of our second AI facility in Merritt, B.C.
Bell CTS U.S.

	Q1 2026	Q1 2025	$ change	% change
Wireline data	195	—	195	n.m.
Wireline voice	36	—	36	n.m.
Other wireline services	3	—	3	n.m.
External/operating service revenues	234	—	234	n.m.
Total external/operating revenues	234	—	234	n.m.
n.m.: not meaningful
Bell CTS U.S. operating revenues were $234 million in Q1 2026, compared with nil in Q1 2025, due to the acquisition of Ziply Fiber on August 1, 2025. The operating revenues consisted of service revenues, mainly from wireline data and voice.
•Wireline data revenues totalled $195 million in Q1 2026, compared to nil last year and mainly consisted of:
•Internet revenues generated from residential, business and wholesale broadband Internet services primarily delivered over Ziply Fiber's fibre network which benefited from the continued expansion of their FTTP footprint
•IP broadband revenues derived from the sale of commercial ethernet, dedicated Internet/non-switched access, and other data transport networking options
•Modest TV revenues from the sale of IPTV service
•Wireline voice revenues were $36 million in Q1 2026, compared with nil in Q1 2025. These revenues included traditional local and long distance wireline services, VoIP services and a number of unified messaging services. Voice revenues were unfavourably impacted by ongoing losses due to technological substitution to wireless and Internet-based services.
Operating costs and adjusted EBITDA

	Q1 2026	Q1 2025	$ change	% change
Bell CTS operating costs	(3,009)	(2,847)	(162)	(5.7%)
Bell CTS Canada	(2,877)	(2,847)	(30)	(1.1%)
Bell CTS U.S.	(132)	—	(132)	n.m.
Bell CTS adjusted EBITDA	2,476	2,399	77	3.2%
Margin	45.1%	45.7%		(0.6) pts
Bell CTS Canada	2,374	2,399	(25)	(1.0%)
Margin	45.2%	45.7%		(0.5) pts
Bell CTS U.S.	102	—	102	n.m.
Margin	43.6%	—		43.6 pts
n.m.: not meaningful
BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT 25

Bell CTS operating costs increased by 5.7% in Q1 2026, compared to the same period last year, due to greater costs from Bell CTS U.S. of $132 million, reflecting the operating expenses of Ziply Fiber as a result of the acquisition on August 1, 2025, coupled with increased costs in Bell CTS Canada of 1.1%.
Bell CTS Canada operating costs increased by 1.1% in Q1 2026, compared to the same period last year, due to:
•Higher costs associated with the growth from our AI-powered solutions business, including small acquisitions made in 2025 and 2026
•Greater commissions expenses attributable to increased wireless postpaid activations
•Higher advertising and sponsorship expenses mainly related to the 2026 Olympic Winter Games
These factors were partly offset by:
•Lower wireless cost of goods sold driven by lower product sales
•Cost reduction initiatives attributable to workforce reductions, savings from our customer service centres, and technology and automation-enabled operating efficiencies
Bell CTS U.S. operating costs were $132 million in Q1 2026, compared with nil last year, reflecting the operating costs of Ziply Fiber due to the acquisition on August 1, 2025. The costs predominantly consisted of labour expenses, network-related costs, payments to other carriers, regulatory costs and various administrative and marketing costs. The expenses reflected operating efficiencies, primarily from simplification of systems and processes.
Bell CTS adjusted EBITDA increased by 3.2% in Q1 2026, compared to Q1 2025, attributable to the contribution from Bell CTS U.S. of $102 million as a result of the acquisition of Ziply Fiber, partly offset by a decline in Bell CTS Canada of 1.0%. The year-over-year adjusted EBITDA growth was driven by higher operating revenues, partly offset by increased operating costs. Bell CTS adjusted EBITDA margin of 45.1% in Q1 2026, decreased by 0.6 pts compared to Q1 2025, driven by lower service revenue flow-through and greater operating costs, mainly attributable to the acquisition of Ziply Fiber, partly offset by the impact of greater product revenue flow-through.
Bell CTS Canada adjusted EBITDA decreased by 1.0% in Q1 2026, compared to the same period last year, due to higher operating expenses, partly offset by increased operating revenues. Adjusted EBITDA margin of 45.2% in Q1 2026, declined by 0.5 pts over Q1 2025, from lower service revenue flow-through, partly offset by the impact of greater product revenue flow-through.
Bell CTS U.S. adjusted EBITDA was $102 million in Q1 2026, compared to nil last year, due to the acquisition of Ziply Fiber. This corresponded to an adjusted EBITDA margin of 43.6%.
Bell CTS operating metrics
Wireless

	Q1 2026	Q1 2025	Change	% change
Mobile phones
Blended ARPU ($/month) (1)	56.61	57.08	(0.47)	(0.8%)
Gross subscriber activations	520,493	468,585	51,908	11.1%
Postpaid	386,211	320,250	65,961	20.6%
Prepaid	134,282	148,335	(14,053)	(9.5%)
Net subscriber activations (losses)	5,054	(596)	5,650	n.m.
Postpaid	16,947	(9,598)	26,545	n.m.
Prepaid	(11,893)	9,002	(20,895)	n.m.
Blended churn % (average per month) (1)	1.68%	1.55%		(0.13) pts
Postpaid (1)	1.34%	1.21%		(0.13) pts
Prepaid (1)	5.97%	5.77%		(0.20) pts
Subscribers (1)	10,322,638	10,287,978	34,660	0.3%
Postpaid (1)	9,567,426	9,520,838	46,588	0.5%
Prepaid (1)	755,212	767,140	(11,928)	(1.6%)
Mobile connected devices
Net subscriber activations	81,326	35,984	45,342	n.m.
Subscribers (1)	3,348,007	3,079,414	268,593	8.7%
n.m.: not meaningful
(1)See section 2.2, Customer connections - Total BCE customer connections in this MD&A for more information on the adjustments made to these metrics.
26 BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT

Mobile phone blended ARPU of $56.61 in Q1 2026, declined 0.8%, compared to the same period last year, attributable to:
•Aggressive competitive pricing on base rate plans and greater discounting
•Lower connection fees, roaming and handset warranty revenues
•Lower data overages due to greater customer adoption of monthly plans with higher data thresholds, including unlimited plans
These factors were partly offset by:
•The favourable impact from the Q3 2025 and Q1 2026 adjustments to our mobile phone subscriber bases
•Flow-through of rate increases
Mobile phone gross subscriber activations increased by 11.1% in Q1 2026, compared to the same period last year, due to greater postpaid gross subscriber activations, partly offset by lower prepaid gross subscriber activations.
•Mobile phone postpaid gross subscriber activations increased by 20.6% in this quarter, compared to the same period in 2025, led by our premium Bell brand, mainly due to greater activity in the market from increased promotional offer intensity, reflecting higher BYOD gross activations, partly offset by lower contracted gross activations and the unfavourable impact from limited population growth in Canada
•Mobile phone prepaid gross subscriber activations decreased by 9.5% in Q1 2026, compared to the same period last year, driven by consumer shift to postpaid as a result of more attractive promotional offers on postpaid rate plans
Mobile phone net subscriber activations of 5,054 in Q1 2026, increased by 5,650 net subscribers, compared to net subscriber losses of 596 in Q1 2025.
•Mobile phone postpaid net subscriber activations of 16,947 in Q1 2026 increased by 26,545 net subscribers, compared to net subscriber losses of 9,598 in Q1 2025, due to higher gross subscriber activations, partly offset by greater subscriber deactivations
•Mobile phone prepaid net subscriber losses were 11,893 in Q1 2026, compared to net subscriber activations of 9,002 in the prior year, due to lower gross subscriber activations and higher subscriber deactivations
Mobile phone blended churn of 1.68% in Q1 2026, increased by 0.13 pts, compared to the same period in 2025.
•Mobile phone postpaid churn of 1.34% in the quarter, increased by 0.13 pts, compared to Q1 2025, due to higher subscriber deactivations driven by greater competitive market activity and promotional offer intensity
•Mobile phone prepaid churn of 5.97% in Q1 2026, increased by 0.20 pts, compared to the same period in 2025, due to higher subscriber deactivations driven by greater competitive market activity
Mobile phone subscribers at March 31, 2026 totalled 10,322,638 an increase of 0.3%, from 10,287,978 subscribers reported at the end of Q1 2025. This consisted of 9,567,426 postpaid subscribers, an increase of 0.5% from 9,520,838 subscribers reported at the end of Q1 2025, and 755,212 prepaid subscribers, a decrease of 1.6% from 767,140 subscribers reported at the end of Q1 2025. Effective January 1, 2026, Bell CTS Canada removed 134,000 mobile phone subscribers (31,000 postpaid and 103,000 prepaid) from the respective subscriber bases as a result of our decision to decommission our 3G/HSPA network in Manitoba as of December 31, 2025 and nationally as of March 31, 2027.
Mobile connected device net subscriber activations increased by 45,342 in Q1 2026, compared to the same period last year, due to greater Internet of Things (IoT) net activations across business and consumer IoT and connected cars, along with lower data devices net losses.
Mobile connected device subscribers at March 31, 2026 totalled 3,348,007 up 8.7% from 3,079,414 subscribers reported at the end of Q1 2025. Effective January 1, 2026, Bell CTS Canada removed 92,884 mobile connected device subscribers from the subscriber base as a result of our decision to decommission our 3G/HSPA network in Manitoba as of December 31, 2025 and nationally as of March 31, 2027.
BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT 27

Wireline data
Internet

	Q1 2026	Q1 2025	Change	% change
Bell CTS high-speed Internet net subscriber activations (1) (2)	17,782	3,744	14,038	n.m.
Bell CTS Canada	13,919	3,744	10,175	n.m.
Bell CTS U.S.	3,863	—	3,863	n.m.
Bell CTS high-speed Internet subscribers (1) (2) (3)	4,893,689	4,573,094	320,595	7.0%
Bell CTS Canada (3)	4,454,296	4,573,094	(118,798)	(2.6%)
Bell CTS U.S. (3)	439,393	—	439,393	n.m.
Bell CTS residential FTTH Internet net subscriber activations (1) (2)	49,525	47,992	1,533	3.2%
Bell CTS Canada	42,750	47,992	(5,242)	(10.9%)
Bell CTS U.S.	6,775	—	6,775	n.m.
Bell CTS residential FTTH Internet subscribers (1) (2) (3)	3,571,725	3,115,142	456,583	14.7%
Bell CTS Canada (3)	3,203,082	3,115,142	87,940	2.8%
Bell CTS U.S. (3)	368,643	—	368,643	n.m.
n.m.: not meaningful
(1)Effective January 1, 2026, we updated the definitions of these metrics. See section 1.1, Financial highlights for more information.
(2)Residential FTTH Internet subscribers and net subscriber activations are included within high-speed Internet subscribers and net subscriber activations, respectively.
(3)See section 2.2, Customer connections - Total BCE customer connections in this MD&A for more information on the adjustments made to these metrics.
Bell CTS high-speed Internet net subscriber activations increased by 14,038 in Q1 2026, compared to the same period last year, driven by growth in Bell CTS Canada of 10,175, coupled with the contribution from Bell CTS U.S of 3,863, as a result of the acquisition of Ziply Fiber on August 1, 2025. This included year-over-year growth from residential FTTH net subscriber activations of 3.2% driven by the contribution from Bell CTS U.S. of 6,775 moderated by a decline in Bell CTS Canada of 5,242.
Bell CTS Canada high-speed Internet net subscriber activations increased by 10,175 in the quarter, compared to Q1 2025, including 42,750 residential FTTH net subscriber activations, down 5,242 over Q1 2025. The year-over-year favourability was driven by fewer non-FTTH net losses, partly offset by lower FTTH net activations resulting from slowing market growth due to limited population growth, less new fibre footprint expansion and competitive pressures, mitigated by our focus on customer retention and a reduced number of customers coming off of promotional offers.
Bell CTS U.S. high-speed Internet net subscriber activations were 3,863 in Q1 2026, compared to nil last year, as a result of the acquisition of Ziply Fiber. This included 6,775 residential FTTH net subscriber activations, which benefited from the continued expansion of the fibre footprint, coupled with strong fibre penetration, moderated by the impact of aggressive promotional offers by cable competitors.
Bell CTS high-speed Internet subscribers totalled 4,893,689 at March 31, 2026, up 7.0% from 4,573,094 subscribers reported at the end of Q1 2025, due to the contribution from Bell CTS U.S. as a result of the acquisition of Ziply Fiber, moderated by a decline in Bell CTS Canada. This included 3,571,725 residential FTTH subscribers, up 14.7% from 3,115,142 subscribers reported at the end of Q1 2025. At the beginning of Q1 2026, Bell CTS Canada removed 181,086 Virgin Plus Internet subscribers (including 124,956 FTTH subscribers) from the respective subscriber bases as we stopped selling new plans for this service in Ontario as of January 14, 2026.
Bell CTS Canada high-speed Internet subscribers totalled 4,454,296 at March 31, 2026, down 2.6% from 4,573,094 subscribers reported at the end of Q1 2025. This included 3,203,082 residential FTTH subscribers, up 2.8% from 3,115,142 subscribers reported at the end of Q1 2025. At the beginning of Q1 2026, Bell CTS Canada removed 181,086 Virgin Plus Internet subscribers (including 124,956 FTTH subscribers) from the respective subscriber bases as we stopped selling new plans for this service in Ontario as of January 14, 2026.
Bell CTS U.S. high-speed Internet subscribers totalled 439,393 at March 31, 2026, including 368,643 residential FTTH subscribers, compared to nil at the end of Q1 2025, as a result of the acquisition of Ziply Fiber.

28 BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT

Video

	Q1 2026	Q1 2025	Change	% change
Bell CTS video net subscriber activations (losses) (1)	9,888	(15,971)	25,859	n.m.
Bell CTS Canada	10,103	(15,971)	26,074	n.m.
Bell CTS U.S.	(215)	—	(215)	n.m.
Bell CTS video subscribers (1) (2)	2,155,589	2,115,141	40,448	1.9%
Bell CTS Canada (2)	2,149,965	2,115,141	34,824	1.6%
Bell CTS U.S. (2)	5,624	—	5,624	n.m.
n.m.: not meaningful
(1)Effective January 1, 2026, we updated the definitions of these metrics. See section 1.1, Financial highlights for more information.
(2)See section 2.2, Customer connections - Total BCE customer connections in this MD&A for more information on the adjustments made to these metrics.
Bell CTS video net subscriber activations of 9,888 in Q1 2026, increased by 25,859 net subscribers, compared to net subscriber losses of 15,971 in Q1 2025, driven by an increase in Bell CTS Canada of 26,074 net subscribers, partly offset by net subscriber losses in Bell CTS U.S. of 215, as a result of the acquisition of Ziply Fiber on August 1, 2025.
Bell CTS Canada video net subscriber activations of 10,103 in Q1 2026, increased by 26,074 net subscribers, compared to net subscriber losses of 15,971 in Q1 2025, attributable to our new streaming bundles which launched in the second half of 2025, partly offset by higher IPTV net losses, reflecting reduced pull-through on fewer retail residential Internet activations and increased substitution with OTT services.
Bell CTS U.S. video net subscriber losses were 215 in Q1 2026, compared to nil last year, as a result of the acquisition of Ziply Fiber, reflecting greater deactivations as traditional IPTV services are challenged by customer adoption of OTT services.
Bell CTS video subscribers at March 31, 2026 totalled 2,155,589, up 1.9% from 2,115,141 subscribers reported at the end of Q1 2025, due to an increase in Bell CTS Canada, along with the contribution from Bell CTS U.S. attributable to the acquisition of Ziply Fiber. At the beginning of Q1 2026, Bell CTS Canada removed 21,886 Virgin Plus IPTV subscribers from the subscriber base as we stopped selling new plans for this service in Ontario as of January 14, 2026.
Bell CTS Canada video subscribers at March 31, 2026 totalled 2,149,965 up 1.6% from 2,115,141 subscribers reported at the end of Q1 2025. At the beginning of Q1 2026, Bell CTS Canada removed 21,886 Virgin Plus IPTV subscribers from the subscriber base as we stopped selling new plans for this service in Ontario as of January 14, 2026.
Bell CTS U.S. video subscribers at March 31, 2026 totalled 5,624, compared to nil at the end of Q1 2025, as a result of the acquisition of Ziply Fiber.
Wireline voice

	Q1 2026	Q1 2025	Change	% change
Bell CTS retail residential NAS lines net losses	(45,749)	(47,430)	1,681	3.5%
Bell CTS Canada	(42,128)	(47,430)	5,302	11.2%
Bell CTS U.S.	(3,621)	—	(3,621)	n.m.
Bell CTS retail residential NAS lines (1)	1,676,429	1,772,611	(96,182)	(5.4%)
Bell CTS Canada	1,604,179	1,772,611	(168,432)	(9.5%)
Bell CTS U.S. (1)	72,250	—	72,250	n.m.
n.m.: not meaningful
(1)See section 2.2, Customer connections - Total BCE customer connections in this MD&A for more information on the adjustments made to these metrics.
BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT 29

Bell CTS retail residential NAS lines net losses decreased by 3.5% in Q1 2026, compared to the same period last year, due to lower net losses in Bell CTS Canada of 11.2%, partly offset by net losses in Bell CTS U.S. of 3,621, as a result of the acquisition of Ziply Fiber on August 1, 2025.
Bell CTS Canada retail residential NAS lines net losses decreased by 11.2% in the quarter, compared to Q1 2025, mainly due to fewer customer deactivations, reflecting a reduced number of customers coming off of promotional offers, partly offset by lower gross activations resulting from ongoing substitution to wireless and Internet-based technologies, combined with less pull-through on lower Internet activations.
Bell CTS U.S. retail residential NAS lines net losses were 3,621 in Q1 2026, compared with nil last year, due to the acquisition of Ziply Fiber. The net losses were impacted by continued substitution to wireless and Internet-based technologies.
Bell CTS retail residential NAS lines of 1,676,429 at March 31, 2026, declined by 5.4% from 1,772,611 lines reported at the end of Q1 2025, due to a decline in Bell CTS Canada, partly offset by the inclusion of Bell CTS U.S. NAS lines due to the acquisition of Ziply Fiber.
Bell CTS Canada retail residential NAS lines of 1,604,179 at March 31, 2026, declined by 9.5% from 1,772,611 lines reported at the end of Q1 2025.
Bell CTS U.S. retail residential NAS lines were 72,250 at March 31, 2026, compared to nil at the end of Q1 2025, as a result of the acquisition of Ziply Fiber.
Assumptions
As at the date of this MD&A, our forward-looking statements set out in the BCE 2025 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions, the assumptions referred to in the Bell Media business segment discussion set out in section 3.2, Bell Media, of this MD&A, as well as the economic, market and other assumptions referred to in section 1.3, Assumptions of this MD&A.
Assumptions applicable to Bell CTS Canada
•Stabilizing wireless market share of net additions as we manage increased competitive intensity and promotional activity across all regions and market segments
•Ongoing expansion and deployment of 5G and 5G+ wireless networks, offering competitive coverage and quality
•Continued diversification of our distribution strategy with a focus on expanding DTC and online transactions
•Slightly declining mobile phone blended ARPU due to competitive pricing pressure
•Continuing business customer adoption of advanced 5G, 5G+ and IoT solutions
•Continued scaling of technology services from recent acquisitions made in the enterprise market through leveraging our sales channels with the acquired businesses’ technical expertise
•Continued growth in residential fibre Internet subscribers
•Increasing wireless and Internet-based technological substitution
•Continued focus on the consumer household and bundled service offers for mobility, Internet and content services
•Continued large business customer migration to IP-based systems
•Ongoing competitive repricing pressures in our business and wholesale markets
•Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services, which, in many cases, are also sold as a service by Bell Business Markets (BBM) to ensure continuity of customer relationships and adjacent revenue growth opportunities
•Increasing customer adoption of OTT services resulting in downsizing of TV packages and fewer consumers purchasing BDU subscriptions services
•Realization of cost savings related to operating efficiencies enabled by our direct fibre footprint, changes in consumer behaviour and product innovation, digital and AI adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers
Assumptions applicable to Bell CTS U.S.
•Continued growth in retail Internet customers with continued deployment of direct fibre to incremental homes and businesses both within our existing footprint and in new markets
•Increasing retail Internet ARPU through continued migration of customers to higher speed tiers and rate increases
•Ongoing competitive repricing pressures in our business and wholesale markets
•Realization of cost savings related to operational efficiencies enabled by our direct fibre footprint, digital and AI adoption, expanding self service capabilities, and other improvements to the customer service experience
30 BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT

3.2 Bell Media
Key business developments
Long-term regional media rights extension with the Ottawa Senators
In April 2026, Bell Media and the Ottawa Senators announced a new long-term extension of their regional media rights agreement. Under the renewed agreement, TSN and RDS will continue as the broadcasters for regional Ottawa Senators games in English and French, respectively. As part of the extended partnership, TSN Radio 1200 will remain the exclusive English-language radio broadcaster for the Ottawa Senators. The agreement ensures the continued availability of regional Ottawa Senators game coverage across Bell Media’s linear and audio platforms.
International distribution of Crave Original Series Yaga
In March 2026, Bell Media announced that its Crave Original series Yaga was acquired by Sky for broadcast in the United Kingdom and Ireland. The transaction was completed by Sphere Abacus, Bell Media's international distribution company. Yaga is produced by Front Street Pictures and Blink49 Studios in partnership with Crave. The international sale reflects Bell Media’s continued focus on expanding the global reach of its original content through third‑party distribution partnerships.
Financial performance analysis
Q1 2026 performance highlights

Bell Media	Bell Media
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Bell Media results
Revenues

	Q1 2026	Q1 2025	$ change	% change
External revenues	689	691	(2)	(0.3%)
Inter-segment revenues	89	84	5	6.0%
Bell Media operating revenues	778	775	3	0.4%

BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT 31

Bell Media operating revenues increased by 0.4% in Q1 2026, compared to the same period last year, driven by higher subscriber and other revenues, partly offset by lower advertising revenues. This included growth from digital revenues (1) of 7.9% year over year.
•Advertising revenues decreased by 12.8% in Q1 2026, compared to Q1 2025, driven by continued lower demand by advertisers across most of our traditional video, audio and out-of-home (OOH) advertising platforms, reflecting economic uncertainty, along with lower audio revenues following the divestiture of 45 radio stations in 2025, the benefit in video advertising revenues in 2025 from the Federal Election and the shift in advertising dollars in Q1 2026 to the principal broadcaster of the 2026 Olympic Winter Games. These declines were moderated by higher digital video advertising revenues due to increased adoption of ad-supported subscription tiers on Crave, the contribution from our strategic partnership with Tubi and the growth of Bell Media Connected TV impressions, highlighting Bell Media's ongoing shift to digital advertising platforms.
•Subscriber revenues increased by 11.8% in Q1 2026, compared to the same period last year, due to growth in Crave and sports streaming revenues primarily from higher DTC streaming subscribers and the benefit in the current quarter from a retroactive adjustment related to a contract with a Canadian TV distributor, partly offset by ongoing erosion in BDU subscribers
•Other revenues increased in Q1 2026, compared to the same period last year, due to higher program sales, driven mainly by the acquisition of Sphere Abacus in Q2 2025
Operating costs and adjusted EBITDA

	Q1 2026	Q1 2025	$ change	% change
Operating costs	(623)	(616)	(7)	(1.1%)
Adjusted EBITDA	155	159	(4)	(2.5%)
Adjusted EBITDA margin	19.9%	20.5%		(0.6)	pts
Bell Media operating costs increased by 1.1% in Q1 2026, compared to the same period last year, due to:
•Greater content costs driven by contractual rights increases to support growth in Crave, along with escalating costs for sports broadcasting rights
•The operating expenses of Sphere Abacus as a result of the acquisition in Q2 2025
These factors were partly offset by:
•The favourable impact from the rescinded Canadian federal digital services tax
•Lower expenses related to the radio station divestitures in 2025
•Savings from cost reduction initiatives, mainly workforce reductions
Bell Media adjusted EBITDA decreased by 2.5% in Q1 2026, compared to the same period last year, driven by higher operating costs, partly offset by increased operating revenues.
Assumptions
As at the date of this MD&A, our forward-looking statements set out in the BCE 2025 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions, the assumptions referred to in the Bell CTS business segment discussion set out in section 3.1, Bell CTS, of this MD&A, as well as the economic, market and other assumptions referred to in section 1.3, Assumptions, of this MD&A.
•Overall digital revenue expected to reflect scaling of Connected TV, DTC advertising and subscriber growth, as well as digital growth in our OOH business contributing towards the advancement of our digital-first media strategy
•Leveraging of first-party data to improve targeting, advertisement delivery including personalized viewing experience and attribution
•Strategically managing escalating content acquisition and production costs to secure high-quality, differentiated programming across all screens and platforms
•Continued scaling of Crave, TSN and RDS through expanded distribution, partnerships, content offerings and user experience improvements
•Global content distribution growth through majority ownership of Sphere Abacus
•Continued support in original French content with a focus on digital platforms such as Crave, Noovo.ca and iHeartRadio Canada, to better serve our French-language customers through a personalized digital experience
•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

(1)Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, ad-supported subscription tiers on Crave, connected TV apps and OOH digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from DTC services and video on demand (VOD) services.
32 BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT

4 Financial and capital management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1 Net debt

	March 31, 2026	December 31, 2025	$ change	% change
Long-term debt	37,447	34,904	2,543	7.3%
less: 50% of junior subordinated debt (1)	(2,913)	(2,149)	(764)	(35.6%)
Debt due within one year	5,513	6,155	(642)	(10.4%)
50% of preferred shares (2)	1,625	1,644	(19)	(1.2%)
Cash	(1,367)	(314)	(1,053)	n.m.
Cash equivalents	(9)	(6)	(3)	(50.0%)
Net debt (3)	40,296	40,234	62	0.2%
n.m.: not meaningful
(1)50% of junior subordinated debt is excluded as it has been afforded equity treatment by certain credit rating agencies.
(2)50% of outstanding preferred shares of $3,250 million and $3,288 million at March 31, 2026 and December 31, 2025, respectively, are classified as debt consistent with the treatment by certain credit rating agencies.
(3)Net debt is a non-GAAP financial measure. See section 8.1, Non-GAAP financial measures in this MD&A for more information on this measure.
The decrease of $642 million in debt due within one year and the increase of $2,543 million in long-term debt were due to:
•the issuance by Bell Canada of Series D Notes, with a total principal amount of $750 million
•the issuance by Bell Canada of Series E Notes, with a total principal amount of $750 million
•the issuance by Bell Canada of Series M-68 MTN debentures, with a total principal amount of $750 million
•an increase in outstanding loans of $102 million in U.S. dollars ($139 million in Canadian dollars) under the Bell Canada unsecured committed term loan agreement
•a net increase of $334 million mainly due to foreign exchange fluctuations on U.S. debt for which we have entered into hedges and higher lease liabilities and other debt. Refer to section 4.5, Financial risk management, of this MD&A for more details.
Partly offset by:
•a decrease in notes payable (net of issuances) of $822 million
The increase in cash of $1,053 million and the increase in cash equivalents of $3 million were mainly due to:
•$2,389 million of issuance of long-term debt
•$1,149 million of cash flows from operating activities
•$107 million from initial adoption of Amendments to IFRS 9 and IFRS 7 on January 1, 2026
Partly offset by:
•$841 million of capital expenditures
•$822 million decrease in notes payable (net of issuances)
•$408 million of dividends paid on BCE common shares
•$241 million principal payment of lease liabilities
•$62 million purchase of shares for settlement of share-based payments
•$57 million repayment of long-term debt, excluding principal payment of lease liabilities
•$48 million increase in investments
BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT 33

4.2 Outstanding share data

Common shares outstanding	Number of shares
Outstanding, March 31, 2026	932,525,817

Stock options outstanding	Number of options	Weighted average exercise price ($)
Outstanding, January 1, 2026	5,503,174	62
Granted	3,336,335	36
Forfeited or expired	(35,607)	63
Outstanding, March 31, 2026	8,803,902	52
Exercisable, March 31, 2026	5,467,567	62

4.3 Cash flows

	Q1 2026	Q1 2025	$ change	% change
Cash flows from operating activities	1,149	1,571	(422)	(26.9%)
Capital expenditures	(841)	(729)	(112)	(15.4%)
Cash dividends paid on preferred shares	(36)	(39)	3	7.7%
Cash dividends paid by subsidiaries to NCI	(12)	(13)	1	7.7%
Income taxes paid on significant divestitures	542	—	542	n.m.
Acquisition and other costs paid	2	8	(6)	(75.0%)
Free cash flow	804	798	6	0.8%
Principal payment of lease liabilities	(241)	(304)	63	20.7%
Free cash flow after payment of lease liabilities (1)	563	494	69	14.0%
Business acquisitions	(7)	1	(8)	n.m.
Business dispositions	1	2	(1)	(50.0%)
Increase in investments	(48)	(8)	(40)	n.m.
Decrease in investments	9	—	9	n.m.
Income taxes paid on significant divestitures	(542)	—	(542)	n.m.
Acquisition and other costs paid	(2)	(8)	6	75.0%
Decrease in short-term investments	—	400	(400)	(100.0%)
Spectrum licences	(13)	—	(13)	n.m.
Other investing activities	(5)	(5)	—	—
Decrease in notes payable	(822)	(1,131)	309	27.3%
Issue of long-term debt	2,389	4,437	(2,048)	(46.2%)
Repayment of long-term debt, excluding principal payment of lease liabilities	(57)	(3,952)	3,895	98.6%
Purchase of shares for settlement of share-based payments	(62)	(64)	2	3.1%
Repurchase of preferred shares	(32)	(37)	5	13.5%
Cash dividends paid on common shares	(408)	(602)	194	32.2%
Other financing activities	(15)	(47)	32	68.1%
	386	(1,014)	1,400	n.m.
Net increase (decrease) in cash	946	(523)	1,469	n.m.
Net increase in cash on initial adoption of Amendments to IFRS 9 and IFRS 7 on January1,2026	107	—	107	n.m.
Net increase in cash equivalents	3	3	—	—
n.m.: not meaningful
(1)Free cash flow after payment of lease liabilities is a non-GAAP financial measure. Refer to section 8.1, Non-GAAP financial measures in this MD&A for more information on this measure.
34 BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT

Cash flows from operating activities and free cash flow
Cash flows from operating activities in the first quarter of 2026 decreased by $422 million, compared to the same period last year, mainly due to higher income taxes paid resulting from significant divestitures of $542 million and higher interest paid, partly offset by higher adjusted EBITDA.
Free cash flow in the first quarter of 2026 increased by $6 million compared to the same period last year, mainly due to higher cash flows from operating activities, excluding cash from income taxes paid on significant divestitures and acquisition and other costs paid, partly offset by higher capital expenditures.
Capital expenditures

	Q1 2026	Q1 2025	$ change	% change
Bell CTS	813	704	(109)	(15.5%)
Capital intensity (1)	14.8%	13.4%		(1.4)	pts
Bell CTS Canada	657	704	47	6.7%
Capital intensity	12.5%	13.4%		0.9	pts
Bell CTS U.S.	156	—	(156)	n.m.
Capital intensity	66.7%	—		(66.7)	pts
Bell Media	28	25	(3)	(12.0%)
Capital intensity	3.6%	3.2%		(0.4)	pts
BCE	841	729	(112)	(15.4%)
Capital intensity	13.6%	12.3%		(1.3)	pts
n.m.: not meaningful
(1)Capital intensity is defined as capital expenditures divided by operating revenues. Refer to section 8.6, KPIs in this MD&A for more information on this measure.
BCE capital expenditures in Q1 2026 increased by $112 million over the same period last year to $841 million, along with a corresponding capital intensity ratio of 13.6%, up 1.3 pts over Q1 2025. The year-over-year increase in capital expenditures reflected the following:
•Higher capital expenditures of $156 million in Bell CTS U.S. in Q1 2026, compared to nil in Q1 2025, as a result of the acquisition of Ziply Fiber on August 1, 2025. Capital investments were focused on the continued expansion of Ziply Fiber's FTTP network in the U.S.
•Lower capital investments in Bell CTS Canada of $47 million in Q1 2026, compared to Q1 2025, primarily from slower FTTP footprint expansion, offset in part by greater capital investments to support the growth in our Bell AI Fabric business as we build out planned data centres
Debt instruments
2026
In the first quarter of 2026, we issued debt, net of repayments. This included:
•$2,389 million issuance of long-term debt comprised of:
•the issuance by Bell Canada of Series D Notes, with a total principal amount of $750 million
•the issuance by Bell Canada of Series E Notes, with a total principal amount of $750 million
•the issuance by Bell Canada of Series M-68 MTN debentures, with a total principal amount of $750 million
•an increase in outstanding loans of $102 million in U.S. dollars ($139 million in Canadian dollars) under the Bell Canada unsecured committed term loan agreement
Partly offset by:
•$822 million repayments (net of issuance) of notes payable
•$298 million repayment of long-term debt comprised of:
•principal payment of lease liabilities of $241 million
•net payments of other debt of $57 million

BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT 35

2025
In the first quarter of 2025, we repaid debt, net of issuances. This included:
•$4,256 million repayment of long-term debt comprised of:
•the repayment at maturity of Series M-47 MTN debentures with a total principal amount of $1,500 million
•the repayment at maturity of Series M-49 MTN debentures with a total principal amount of $600 million
•the repurchase by Bell Canada, pursuant to tender offers, for an aggregate cash purchase price of $633 million in U.S. dollars ($903 million in Canadian dollars), of an aggregate principal amount of $844 million in U.S. dollars ($1,205 million in Canadian dollars), representing part of the outstanding principal amount of five of its series of U.S. notes.
•the repurchase by Bell Canada, pursuant to a tender offer, for a cash purchase price of $896 million, of a principal amount of $1,131 million of its Series M-51 MTN debentures, that had an outstanding principal amount of $1,250 million
•principal payment of lease liabilities of $304 million
•net payments of other debt of $53 million
•$1,131 million repayment (net of issuances) of notes payable
Partly offset by:
•$4,437 million issuance of long-term debt comprised of
•the issuance of Series A Fixed-to-Fixed Rate Junior Subordinated Notes with a total principal amount of $1,000 million U.S. dollars ($1,416 million in Canadian dollars)
•the issuance of Series B Fixed-to-Fixed Rate Junior Subordinated Notes with a total principal amount of $1,250 million U.S. dollars ($1,771 million in Canadian dollars)
•the issuance of Series C Fixed-to-Fixed Rate Junior Subordinated Notes with a total principal amount of $1,250 million
Repurchase of preferred shares
2026
In Q1 2026, BCE repurchased and canceled 1,516,541 First Preferred Shares under its normal course issuer bid (NCIB) for a total cost of $32 million.
Subsequent to quarter end, BCE repurchased and canceled 904,320 First Preferred Shares under its NCIB for a total cost of $19 million.
2025
In Q1 2025, BCE repurchased and canceled 2,087,005 First Preferred Shares under its NCIB for a total cost of $37 million.
Cash dividends paid on common shares
In the first quarter of 2026, cash dividends paid on common shares decreased by $194 million compared to Q1 2025, due to a lower dividend paid in Q1 2026 of $0.4375 per common share compared to $0.9975 per common share in Q1 2025.

4.4 Post-employment benefit plans
For the three months ended March 31, 2026, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $21 million, due to an increase in the discount rate of 5.0% at March 31, 2026, compared to 4.9% at December 31, 2025, partly offset by lower-than-expected return on plan assets.
For the three months ended March 31, 2025, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $99 million, due to a higher-than-expected return on plan assets, partly offset by an increase in the effect of the asset limit. The discount rate remained unchanged at 4.7% compared to December 31, 2024.
36 BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT

4.5 Financial risk management
Fair value
The following table provides the fair value details of certain financial instruments measured at amortized cost in the consolidated statements of financial position (statements of financial position).

			March 31, 2026		December 31, 2025
	Classification	Fair value methodology	Carrying value	Fair value	Carrying value	Fair value
Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	33,661	33,269	31,236	31,286
The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

	Classification	Fair value
		Carrying value of asset (liability)	Quoted prices in active markets for identical assets (level 1)	Observable market data (level 2) (1)	Non-observable market inputs (level 3) (2)
March 31, 2026
Publicly-traded and privately-held investments (3) (4)	Other non-current assets	283	120	—	163
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(187)	—	(187)	—
Investments	Other non-current assets	239	—	239	—
December 31, 2025
Publicly-traded and privately-held investments (3)	Other non-current assets	1,198	105	—	1,093
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(513)	—	(513)	—
Investments	Other non-current assets	246	—	246	—
(1)Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)Non-observable market inputs such as discounted cash flows, prices of comparable investments and revenue and earnings multiples. For certain privately-held investments, changes in our valuation assumptions may result in a significant change in the fair value of our level 3 financial instruments.
(3)Unrealized gains and losses are recorded in OCI in the consolidated statements of comprehensive income and are reclassified from Accumulated OCI to the Deficit in the statements of financial position when realized.
(4)In Q1 2026, our investment in the Montréal Canadiens was reclassified to Investments in associates and joint ventures in the statements of financial position.
Market risk
Currency exposures
In 2026, we entered into amortizing cross currency interest rate swaps with a notional amount of $103 million in U.S. dollars ($140 million in Canadian dollars) to hedge the U.S. currency exposure on other debt maturing in 2029. The fair value of the amortizing cross currency interest rate swaps at March 31, 2026 was an asset of $4 million recognized in Other current assets and Other non-current assets in the statements of financial position.
BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT 37

The following table provides further details on our outstanding foreign currency forward contracts and options at March 31, 2026.

Type of hedge	Buy currency	Amount to receive	Sell currency	Amount to pay	Maturity	Hedged item
Cash flow (1)	USD	1,171	CAD	1,604	2026	Loans
Cash flow	USD	1,304	CAD	1,778	2026	Commercial paper
Cash flow	USD	537	CAD	713	2026	Anticipated purchases
Cash flow	PHP	5,574	CAD	129	2026	Anticipated purchases
Cash flow	USD	440	CAD	589	2027	Anticipated purchases
Cash flow	USD	120	CAD	156	2028	Anticipated purchases
Economic - call options	USD	90	CAD	118	2026	Anticipated purchases
Economic - options (2)	USD	10	CAD	13	2026	Anticipated purchases
Economic - call options	CAD	305	USD	210	2026	Anticipated purchases
Economic - put options	USD	121	CAD	159	2026	Anticipated purchases
Economic - put options	CAD	108	USD	80	2026	Anticipated purchases
Economic - call options	USD	113	CAD	148	2027	Anticipated purchases
Economic - put options	USD	90	CAD	118	2027	Anticipated purchases
Economic - options (2)	USD	71	CAD	96	2027	Anticipated purchases
Economic - call options	CAD	360	USD	247	2028	Anticipated purchases
Economic - put options	USD	120	CAD	156	2028	Anticipated purchases
(1)Forward contracts to hedge loans secured by receivables under our securitization program.
(2)Foreign currency options with a leverage provision and a profit cap limitation.
A 10 % depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss of $31 million (loss of $10 million) recognized in net earnings at March 31, 2026 and a gain of $137 million (loss of $122 million) recognized in OCI at March 31, 2026, with all other variables held constant.
Interest rate exposures
In 2026, we entered into interest rate swaps with a notional amount of $750 million, maturing in 2036, to hedge the fair value of our Series E Notes maturing in 2056 and interest rate swaps with a notional amount of $750 million, maturing in 2031, to hedge the interest cost of these debentures. The fair value of the interest rate swaps at March 31, 2026 was a net liability of $3 million recognized in Other current assets, Other non-current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.
In 2026, we entered into interest rate swaps with a notional amount of $750 million, maturing in 2026, to hedge the fair value of our Series M-68 MTN debentures maturing in 2033. The fair value of the interest rate swaps at March 31, 2026 was a net asset of $1 million recognized in Other non-current assets, Trade payables and other liabilities in the statements of financial position.
A 1 % increase (decrease) in interest rates would result in a loss of $5 million (loss of $1 million) recognized in net earnings and a gain of $22 million (loss of $33 million) recognized in OCI for the three months ended March 31, 2026, with all other variables held constant.
Equity price exposures
We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at March 31, 2026 and December 31, 2025 was a net liability of $155 million and $187 million, respectively, recognized in Other current assets, Other non-current assets, Trade payables and other liabilities, and Other non-current liabilities in the statements of financial position. A gain of $33 million and $1 million for the three months ended March 31, 2026 and 2025, respectively, relating to the equity forward contracts is recognized in Other income in the consolidated income statements (income statements).
A 5 % increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $18 million recognized in net earnings at March 31, 2026, with all other variables held constant.
38 BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT

4.6 Credit ratings
BCE's and Bell Canada's key credit ratings remain unchanged from those described in section 6.6, Credit ratings of the BCE 2025 Annual MD&A.

4.7 Liquidity
This section contains forward-looking statements, including relating to the sources of liquidity we expect to use to meet our 2026 cash requirements and to fund the development of our Saskatchewan AI data centre; and the approximately $1.7 billion of capital expenditure expected for this data centre and the timing thereof. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.
Available liquidity
Total available liquidity (1) at March 31, 2026 was $4.3 billion, comprised of $1,367 million in cash, $9 million in cash equivalents, $700 million available under our securitized receivables program and $2.2 billion available under our $4.0 billion committed revolving and expansion credit facilities (given $1.8 billion of commercial paper outstanding).
Total available liquidity at December 31, 2025 was $2.5 billion, comprised of $314 million in cash, $6 million in cash equivalents, $700 million available under our securitized receivables program and $1.5 billion available under our $4.0 billion committed revolving and expansion credit facilities (given $2.5 billion of commercial paper outstanding).
We expect that our cash, cash equivalents, short-term investments, amounts available under our securitized receivables program, cash flows from operations and possible capital markets financings will permit us to meet our cash requirements in 2026 for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, ongoing operations and other cash requirements. We also expect to have sufficient liquidity from our cash on hand and potential debt financings to fund the development of our previously announced Saskatchewan AI data centre for which we expect to require approximately $1.7 billion of incremental capital expenditures, with approximately $1.3 billion to be incurred in 2026.
Should our 2026 cash requirements exceed our cash, cash equivalents, short-term investments, cash generated from our operations, and funds raised under capital markets financings and our securitized receivables program, we would expect to cover such a shortfall by drawing under committed credit facilities that are currently in place or through new facilities to the extent available.
We continuously monitor our operations, capital markets and the Canadian economy with the objective of maintaining adequate liquidity.
Credit facilities
On January 28, 2026, a fourth loan advance of $102 million in U.S. dollars ($139 million in Canadian dollars) was made under the unsecured committed term loan agreement of $700 million in U.S. dollars ($972 million in Canadian dollars) that Bell Canada entered into on April 14, 2025, to finance certain purchase obligations. Subsequent to quarter end, on April 13, 2026, a fifth loan advance of $110 million in U.S. dollars ($152 million in Canadian dollars) was made. As a result, the $700 million in U.S. dollars ($972 million in Canadian dollars) term loan facility is fully drawn. The term loans are repayable in multiple periodic installments between July 2026 until maturity of the credit facility in April 2029. The loan advances have been hedged for foreign currency fluctuations.

(1)Available liquidity is a non-GAAP financial measure. Refer to section 8.1, Non-GAAP financial measures in this MD&A for more information on this measure.
BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT 39

5 Quarterly financial information

BCE’s Q1 2026 Financial Statements were prepared in accordance with IFRS® Accounting Standards, as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting and were approved by the BCE Board on May 6, 2026.
The following table, which was also prepared in accordance with IFRS Accounting Standards, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2026	2025				2024
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Operating revenues
Service	5,350	5,439	5,329	5,267	5,172	5,287	5,286	5,308
Product	818	965	720	818	758	1,135	685	697
Total operating revenues	6,168	6,404	6,049	6,085	5,930	6,422	5,971	6,005
Adjusted EBITDA	2,631	2,664	2,762	2,674	2,558	2,605	2,722	2,697
Severance, acquisition and other costs	6	(147)	(82)	(41)	(247)	(154)	(49)	(22)
Depreciation	(983)	(1,002)	(969)	(949)	(941)	(933)	(934)	(945)
Amortization	(373)	(368)	(340)	(338)	(331)	(317)	(325)	(325)
Impairment of assets	(5)	(40)	(970)	(8)	(9)	(4)	(2,113)	(60)
Net (losses) gains on investments	(1)	52	5,175	(8)	(2)	(1)	66	(2)
Net earnings (loss)	667	632	4,555	644	683	505	(1,191)	604
Net earnings (loss) attributable to common shareholders	616	594	4,502	579	630	461	(1,237)	537
EPS - basic and diluted	0.66	0.64	4.84	0.63	0.68	0.51	(1.36)	0.59
Weighted average number of common shares outstanding – basic (millions)	932.5	932.5	932.5	930.9	920.3	912.3	912.3	912.3

40 BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT

6 Regulatory environment

The following is an update to the regulatory initiatives and proceedings described in the BCE 2025 Annual MD&A under section 3.3, Principal business risks and section 8, Regulatory environment.

6.1 Canadian regulatory environment
Telecommunications Act
CRTC examination of retail rates for international roaming
On October 7, 2024, the CRTC issued a letter to each of Bell Mobility Inc., Rogers Communications Canada Inc. (Rogers) and Telus Communications Inc. (Telus, and collectively with Bell Mobility Inc. and Rogers, the Companies) indicating that following a review it had conducted of fees that Canadians pay when they travel internationally, it had certain concerns with respect to the choice available to Canadians when roaming and roaming rates. On March 19, 2026, we filed a response to a CRTC request for supplemental information on the Companies’ roaming offerings.
Review of the wholesale HSA service framework
On August 13, 2024, in Telecom Regulatory Policy CRTC 2024-180 (the Final Decision), the CRTC mandated that Bell Canada, Saskatchewan Telecommunications (SaskTel) and Telus must provide wholesale aggregated access to Bell Canada’s FTTP facilities. This obligation does not apply to any new FTTP networks that Bell Canada, Telus or SaskTel make available at retail during the five-year period between August 13, 2024 and August 12, 2029. However, this five-year period is not a continuously rolling period. Instead, all new FTTP locations, regardless of when they are made available at retail, will be subject to a wholesale aggregated access obligation as of August 12, 2029. Under the Final Decision, cable companies are exempt from wholesale FTTP obligations and, as such, are not required to provide wholesale access to their FTTP networks. Also, under the Final Decision, Bell Canada, SaskTel, Telus, Cogeco Communications Inc. (Cogeco), Bragg Communications Inc. carrying on business as Eastlink (Eastlink), Rogers, Québecor Media Inc. (Québecor), and their respective affiliates are not eligible to buy mandated aggregated wholesale HSA, whether over copper, coaxial cable, or FTTP, within their traditional incumbent wireline footprints. As a result, Distributel and other Bell Canada brands were required to, and did, cease reselling wholesale HSA over coaxial cable to new customers after September 12, 2024.
In a motion dated September 12, 2024, SaskTel sought leave to appeal the Final Decision to the Federal Court of Appeal, which was granted in October 2025.
Several parties, including Competitive Network Operators of Canada (CNOC), Cogeco, Eastlink, Rogers and TekSavvy Solutions Inc. filed Part 1 applications asking the CRTC to review and vary several aspects of the Final Decision. On June 20, 2025, the CRTC issued Telecom Decision CRTC 2025-154 (the R&V Decision) denying all of the review and vary applications. In a motion dated July 18, 2025, Cogeco and Eastlink sought leave to appeal the R&V Decision to the Federal Court of Appeal, which was granted on September 10, 2025.
CNOC, Cogeco, Eastlink and SaskTel filed a joint appeal of the Final Decision to the Governor-in-Council. On August 6, 2025, the Governor-in-Council announced that it had declined to alter the Final Decision. In September 2025, Cogeco, Eastlink, SaskTel, Rogers, and CNOC filed appeals of the R&V Decision to the Governor-in-Council. In April 2026, the Governor-in-Council announced that it had declined to alter the R&V Decision.
On October 25, 2024, in Telecom Order CRTC 2024-261, the CRTC updated interim rates for Ontario and Québec and set interim rates for the other provinces. On April 24, 2026, in Telecom Order CRTC 2026-77 (the Final Rate Decision), the CRTC established final rates for most rate elements of aggregated wholesale HSA over FTTP services of Bell Canada, Telus and SaskTel. The CRTC has not yet finalized rates to be charged by cable companies, the aggregated wholesale HSA over FTTP access rate for Bell Aliant or Bell MTS, or certain other rate elements.
The final rates set in the Final Rate Decision are similar to the interim rates that had previously been established and are to be applied retroactively.
CRTC proceedings resulting from recent amendments to the Telecommunications Act
On March 12, 2026, the CRTC issued Telecom Regulatory Policy CRTC 2026-43 prohibiting certain fees that it determined were a barrier to switching cellphone and Internet plans. Specifically, it eliminated (effective June 12, 2026) certain early cancellation fees, as well as activation and modification fees. Fees associated with devices (e.g., mobile phones) or professional services (e.g., Internet installations) are still permitted. We are currently reviewing our fees to determine their compliance and identify which ones, if any, will need to be eliminated or adjusted.
On April 13, 2026, the CRTC issued Telecom Regulatory Policy CRTC 2026-67 enhancing customer notification requirements under the Wireless Code of Conduct and the Internet Code. Specifically, it expanded notification requirements on service providers relating to end-of-contract notices, expiring discounts and promotions, and international data roaming charges and caps. These new requirements will take effect on April 13, 2027. We are currently assessing the operational and systems changes required to comply with the enhanced notification obligations.
BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT 41

On April 24, 2026, the CRTC issued Telecom Regulatory Policy CRTC 2026-78 requiring all telecommunications service providers to offer an easy-to-use self-service mechanism – such as an app, a website, a chatbot, or email – through which individual and small business customers can modify or cancel their plans. Service providers must deliver a written confirmation for any action taken through self-service. These new requirements will take effect on April 26, 2027. We are currently assessing the operational and systems changes required to comply with the new obligations.
Broadcasting Act
Broadcasting Notice of Consultation CRTC 2024-288
On November 15, 2024, the CRTC issued Broadcasting Notice of Consultation CRTC 2024‑288, The Path Forward – Defining “Canadian Program” and supporting the creation and distribution of Canadian programming in the audio-visual sector. This consultation will modernize the definition of Canadian content and will also explore the types of expenditures that traditional broadcasting undertakings and online undertakings should make towards this content. On November 18, 2025, the CRTC announced a revised definition of Canadian content, raising the required number of creative positions to be held by Canadians and implementing a graduated threshold for Canadian copyright ownership. In-house productions by Canadian broadcasters continue to qualify as Canadian content and remain exempt from the CRTC’s formal certification process. In addition, the CRTC determined that foreign streaming services must publicly release their Canadian broadcasting revenues and spending on Canadian content, which Canadian broadcasters currently do. A number of parties sought leave to appeal the CRTC’s decision. On March 27, 2026, the Federal Court of Appeal dismissed these appeals as being premature stating that the CRTC had only issued a general policy statement and not a final decision. It is possible that these parties will seek leave to appeal again once the CRTC issues binding decisions. Finally, a second CRTC decision is expected relating to the expenditures that Canadian broadcasting undertakings and online undertakings should make towards Canadian content. The outcome and timing of these proceedings is unknown. Therefore, the impact that these regulatory changes could have on our business and financial results is unclear at this time.
Other
Bill C-18, the Online News Act
On June 22, 2023, Bill C-18, An Act respecting online communications platforms that make news content available to persons in Canada (the Online News Act), received royal assent. The Online News Act requires digital news intermediaries, such as Google, that share news content produced by other news outlets to negotiate commercial arrangements with those news outlets, compensating them for the news content shared on digital platforms. For 2025, Bell Media received a total payment of $8,646,776.
Bill C-2, the Strong Borders Act
On June 3, 2025, the federal government introduced Bill C-2, An Act respecting certain measures relating to the security of the border between Canada and the United States and respecting other related security measures (the Strong Borders Act), in response to calls from the U.S. administration for enhanced security along the U.S.-Canada border. On March 12, 2026, the federal government introduced Bill C-22, which, as noted below, amends lawful access provisions and effectively replaces the key provisions of Bill C-2 that were relevant to Bell.
Bill C-22, An Act Respecting Lawful Access
On March 12, 2026, the federal government introduced Bill C-22, An Act respecting lawful access (Bill C-22). If passed, Bill C-22 would allow the government to require Bell and other telecommunication providers to upgrade their equipment to ensure that they can provide the government with access to specific records, the details of which are to be set out in regulations. Bill C-22 would also lower the threshold for the government to seek such orders and require telecommunication providers to retain certain metadata for up to one year. As a result, we may need to incur capital expenditures to upgrade our equipment, as well as dedicate additional resources to support an expected increase in demands from law enforcement. The compensation scheme, if any, for such upgrades remains unclear under Bill C-22. At this time, it is uncertain how these legislative changes might affect our business operations and financial results.

6.2 U.S. regulatory environment
Restriction on new foreign manufactured routers
On March 23, 2026, the Federal Communications Commission (FCC) updated its restricted list (known as the Covered List) to include all consumer-grade routers produced in foreign countries, following a determination by a White House-convened Executive Branch interagency body that such routers pose unacceptable risks to U.S. national security and the safety of U.S. persons. As a result, new foreign-manufactured router models are prohibited from receiving FCC equipment authorization and therefore cannot be imported, marketed, or sold in the U.S. market; however, this action does not affect previously authorized router models or routers already purchased by consumers. Because virtually all consumer-grade routers sold in the U.S. are manufactured abroad, this restriction has broad implications for the router supply chain, and we are monitoring developments closely. We are currently awaiting further guidance from the federal government, including the potential availability of Conditional Approvals from the Department of War or the Department of Homeland Security, which may provide a pathway for certain foreign-manufactured routers to continue receiving FCC authorization.
42 BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT

7 Accounting policies

BCE’s Q1 2026 Financial Statements were prepared in accordance with IFRS Accounting Standards, as issued by the IASB, under IAS 34 - Interim Financial Reporting and were approved by the BCE Board on May 6, 2026. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Material accounting policies in BCE’s consolidated financial statements for the year ended December 31, 2025, except as described in Note 3, Adoption of amended accounting standards. BCE's Q1 2026 Financial Statements do not include all of the notes required in the annual financial statements.
Adoption of amended accounting standards
As required, on January 1, 2026, we adopted Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 issued by the IASB. Under the amendments, financial liabilities are derecognized on the settlement date when they are extinguished. Financial liabilities settled in cash using an electronic payment system may be derecognized prior to the settlement date when the required conditions are met. Similarly, financial assets are derecognized when the contractual rights to the cash flows expire or the asset is transferred.
The table below shows the initial impact of adopting these amendments.

	December 31, 2025 as reported	Impact of Amendments to IFRS 9 and IFRS 7	January 1, 2026, upon adoption of Amendments to IFRS 9 and IFRS 7
Statements of financial position:
Cash	314	107	421
Trade and other receivables	4,474	2	4,476
Trade payables and other liabilities	4,392	109	4,501
In accordance with the transitional provisions of the amendments, comparative periods have not been restated. The remaining amendments to IFRS 9 and IFRS 7 did not have a significant impact on our financial statements.
Future changes to accounting standards
The following accounting standard issued by the IASB has not yet been adopted by BCE.

Standard	Description	Impact	Effective date
IFRS 18 – Presentation and Disclosure in Financial Statements
Sets out requirements and guidance on presentation and disclosure in financial statements, including:
•presentation in the income statements of income and expenses within defined categories - operating, investing, financing, income taxes and discontinued operations
•presentation in the income statements of new defined subtotals - operating profit and profit before financing and income taxes
•disclosure of explanations of management-defined performance measures that are related to the income statements
•enhanced guidance on aggregation and disaggregation of information and whether to provide information in the financial statements or in the notes
•disclosure of specified expenses by nature
IFRS 18 replaces IAS 1 - Presentation of Financial Statements but carries forward many of the requirements from IAS 1 unchanged.
		We are currently assessing the impact of this standard.	Annual reporting periods beginning on or after January 1, 2027. Early application is permitted.

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8 Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with IFRS Accounting Standards or GAAP while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.
National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:
•Non-GAAP financial measures
•Non-GAAP ratios
•Total of segments measures
•Capital management measures
•Supplementary financial measures
This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this MD&A if the supplementary financial measures’ labelling is not sufficiently descriptive.

8.1 Non-GAAP financial measures
A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our ongoing operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.
Below are descriptions of the non-GAAP financial measures that we use to explain our results as well as reconciliations to the most directly comparable financial measures under IFRS Accounting Standards.

Adjusted net earnings
The term adjusted net earnings does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.
We define adjusted net earnings as net earnings (loss) attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, net early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI.
We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, net early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
The most directly comparable financial measure under IFRS Accounting Standards is net earnings (loss) attributable to common shareholders.
44 BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

	Q1 2026	Q1 2025
Net earnings attributable to common shareholders	616	630
Reconciling items:
Severance, acquisition and other costs	(6)	247
Net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans	(33)	(1)
Net losses on investments	1	2
Net early debt redemption gains	—	(266)
Impairment of assets	5	9
Income taxes for the above reconciling items	6	12
Adjusted net earnings	589	633
Available liquidity
The term available liquidity does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.
We define available liquidity as cash, cash equivalents, short-term investments and amounts available under our securitized receivables program and our committed bank credit facilities, excluding credit facilities that are available exclusively for a pre-determined purpose.
We consider available liquidity to be an important indicator of the financial strength and performance of our businesses because it shows the funds available to meet our cash requirements, including for, but not limited to, capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, ongoing operations, the acquisition of spectrum, and other cash requirements. We believe that certain investors and analysts use available liquidity to evaluate the financial strength and performance of our businesses. The most directly comparable financial measure under IFRS Accounting Standards is cash.
The following table is a reconciliation of cash to available liquidity on a consolidated basis.

	March 31, 2026	December 31, 2025
Cash	1,367	314
Cash equivalents	9	6
Amounts available under our securitized receivables program (1)	700	700
Amounts available under our committed bank credit facilities (2)	2,200	1,450
Available liquidity	4,276	2,470
(1)At March 31, 2026 and December 31, 2025, $700 million was available under our securitized receivables program, under which we borrowed $1,167 million in U.S. dollars ($1,626 million in Canadian dollars) and $1,163 million in U.S. dollars ($1,594 million in Canadian dollars) as at March 31, 2026 and December 31, 2025, respectively. Loans secured by receivables are included in Debt due within one year in our consolidated financial statements.
(2)At March 31, 2026 and December 31, 2025, respectively, $2,200 million and $1,450 million were available under our committed bank credit facilities, given outstanding commercial paper of $1,292 million in U.S. dollars ($1,800 million in Canadian dollars) and $1,861 million in U.S. dollars ($2,550 million in Canadian dollars) as at March 31, 2026 and December 31, 2025, respectively. Commercial paper outstanding is included in Debt due within one year in our consolidated financial statements.

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Free cash flow, free cash flow after payment of lease liabilities and excess free cash flow
The terms free cash flow, free cash flow after payment of lease liabilities and excess free cash flow do not have any standardized meaning under IFRS Accounting Standards. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.
In Q1 2026, we updated our definitions of free cash flow, free cash flow after payment of lease liabilities and excess free cash flow to exclude income taxes paid on significant divestitures included within cash flows from operating activities. This change does not impact the amounts for free cash flow, free cash flow after payment of lease liabilities and excess free cash flow previously presented. We exclude this item as it could affect the comparability of our financial results and potentially distort the analysis of trends in business performance. Excluding this item does not imply it is non-recurring.
We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, income taxes paid on significant divestitures, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, income taxes paid on significant divestitures, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
We define free cash flow after payment of lease liabilities as cash flows from operating activities, excluding cash from discontinued operations, income taxes paid on significant divestitures, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less principal payment of lease liabilities, capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, income taxes paid on significant divestitures, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
We define excess free cash flow as free cash flow less dividends paid on common shares.
We consider free cash flow, free cash flow after payment of lease liabilities and excess free cash flow to be important indicators of the financial strength and performance of our businesses. Free cash flow and free cash flow after payment of lease liabilities show how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. Excess free cash flow shows how much cash is available to repay debt and reinvest in our company, after the payment of dividends on common shares. We believe that certain investors and analysts use free cash flow, free cash flow after payment of lease liabilities and excess free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable financial measure under IFRS Accounting Standards is cash flows from operating activities.
The following tables provide reconciliations of cash flows from operating activities to free cash flow, free cash flow after payment of lease liabilities and excess free cash flow on a consolidated basis.

	Q1 2026	Q1 2025
Cash flows from operating activities	1,149	1,571
Capital expenditures	(841)	(729)
Cash dividends paid on preferred shares	(36)	(39)
Cash dividends paid by subsidiaries to NCI	(12)	(13)
Income taxes paid on significant divestitures	542	—
Acquisition and other costs paid	2	8
Free cash flow	804	798
Principal payment of lease liabilities	(241)	(304)
Free cash flow after payment of lease liabilities	563	494
46 BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT

	Q1 2026	Q1 2025
Cash flows from operating activities	1,149	1,571
Capital expenditures	(841)	(729)
Cash dividends paid on preferred shares	(36)	(39)
Cash dividends paid by subsidiaries to NCI	(12)	(13)
Income taxes paid on significant divestitures	542	—
Acquisition and other costs paid	2	8
Free cash flow	804	798
Dividends paid on common shares	(408)	(602)
Excess free cash flow	396	196

Net debt
The term net debt does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.
We define net debt as debt due within one year plus long-term debt and 50% of outstanding preferred shares, less 50% of junior subordinated debt included within long-term debt, and less cash, cash equivalents and short-term investments, as shown in BCE’s statements of financial position.
We, and certain investors and analysts, consider net debt to be an important indicator of the company’s financial leverage.
Net debt is calculated using several asset and liability categories from the statements of financial position. The most directly comparable financial measure under IFRS Accounting Standards is long-term debt. The following table is a reconciliation of long-term debt to net debt on a consolidated basis.

	March 31, 2026	December 31, 2025
Long-term debt	37,447	34,904
Less: 50% of junior subordinated debt	(2,913)	(2,149)
Debt due within one year	5,513	6,155
50% of preferred shares	1,625	1,644
Cash	(1,367)	(314)
Cash equivalents	(9)	(6)
Net debt	40,296	40,234

8.2 Non-GAAP ratios
A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Adjusted EPS
The term adjusted EPS does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.
We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, see section 8.1, Non-GAAP financial measures.
We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, net early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
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Dividend payout ratio and dividend payout ratio after payment of lease liabilities
The terms dividend payout ratio and dividend payout ratio after payment of lease liabilities do not have any standardized meaning under IFRS Accounting Standards. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.
We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We define dividend payout ratio after payment of lease liabilities as dividends paid on common shares divided by free cash flow after payment of lease liabilities. Free cash flow and free cash flow after payment of lease liabilities are non-GAAP financial measures. For further details on free cash flow and free cash flow after payment of lease liabilities, see section 8.1, Non-GAAP financial measures.
We consider dividend payout ratio and dividend payout ratio after payment of lease liabilities to be important indicators of the financial strength and performance of our businesses because they show the sustainability of the company’s dividend payments.

8.3 Total of segments measures
A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.
Adjusted EBITDA and Bell CTS adjusted EBITDA
We define adjusted EBITDA as operating revenues less operating costs.
We define Bell CTS adjusted EBITDA as BCE adjusted EBITDA less Bell Media adjusted EBITDA.
The most directly comparable financial measure under IFRS Accounting Standards is net earnings (loss). The following tables provide reconciliations of net earnings (loss) to BCE adjusted EBITDA and Bell CTS adjusted EBITDA.

	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025
Net earnings	667	632	4,555	644	683
Severance, acquisition and other costs	(6)	147	82	41	247
Depreciation	983	1,002	969	949	941
Amortization	373	368	340	338	331
Finance costs
Interest expense	444	453	457	442	423
Net return on post-employment benefit plans	(37)	(25)	(26)	(26)	(25)
Impairment of assets	5	40	970	8	9
Net losses (gains) on investments	1	(52)	(5,175)	8	2
Other (income) expense	(38)	(102)	95	30	(310)
Income taxes	239	201	495	240	257
BCE adjusted EBITDA	2,631	2,664	2,762	2,674	2,558
Less: Bell Media adjusted EBITDA	(155)	(151)	(237)	(235)	(159)
Bell CTS adjusted EBITDA	2,476	2,513	2,525	2,439	2,399
48 BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT

	Q4 2024	Q3 2024	Q2 2024
Net earnings (loss)	505	(1,191)	604
Severance, acquisition and other costs	154	49	22
Depreciation	933	934	945
Amortization	317	325	325
Finance costs
Interest expense	431	440	426
Net return on post-employment benefit plans	(17)	(16)	(17)
Impairment of assets	4	2,113	60
Net losses (gains) on investments	1	(66)	2
Other expense	102	129	99
Income taxes	175	5	231
BCE adjusted EBITDA	2,605	2,722	2,697
Less: Bell Media adjusted EBITDA	(169)	(254)	(218)
Bell CTS adjusted EBITDA	2,436	2,468	2,479

8.4 Capital management measures
A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE’s consolidated financial statements.
The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company’s capital management objectives, policies, and processes, as set out in IFRS Accounting Standards in IAS 1 – Presentation of Financial Statements. BCE has its own methods for managing capital and liquidity, and IFRS Accounting Standards do not prescribe any particular calculation method.
Net debt leverage ratio
The net debt leverage ratio represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. For further details on net debt, see section 8.1, Non-GAAP financial measures. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.
We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

8.5 Supplementary financial measures
A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.
An explanation of such measures is provided where they are first referred to in this MD&A if the supplementary financial measures’ labelling is not sufficiently descriptive.

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8.6 KPIs
In addition to the non-GAAP financial measures and other financial measures described previously, we use the following KPIs to measure the success of our strategic priorities. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	Definition
Adjusted EBITDA margin	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.
ARPU	ARPU is defined as Bell CTS Canada wireless external services revenues divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month.
Capital intensity	Capital intensity is defined as capital expenditures divided by operating revenues.
Churn	Mobile phone churn is the rate at which existing mobile phone subscribers cancel their services. It is a measure of our ability to retain our customers. Mobile phone churn is calculated by dividing the number of mobile phone deactivations during a given period by the average number of mobile phone subscribers in the base for the specified period and is expressed as a percentage per month.
Subscriber unit
Mobile phone subscriber unit is comprised of a recurring revenue generating portable unit (e.g. smartphones and feature phones) on an active service plan, that has access to our wireless networks and includes voice, text and/or data connectivity. We report mobile phone subscriber units in two categories: postpaid and prepaid. Prepaid mobile phone subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.
Mobile connected device subscriber unit is comprised of a recurring revenue generating portable unit (e.g. tablets, wearables, mobile Internet devices and IoT) on an active service plan, that has access to our wireless networks and is intended for limited or no cellular voice capability.
A wireline subscriber unit consists of an active revenue-generating unit with access to standalone services, including Internet, retail video, and/or retail residential NAS. A wireline subscriber is included in our subscriber base once a billing relationship has been established following the installation and operation of the service at the customer premise and the customer’s purchase of a subscription.
•Internet subscribers include both retail and wholesale subscribers and are primarily represented by a dwelling unit or a business location. Customers are classified as FTTH subscribers when the fibre optic cable is terminated at the customer’s home or apartment, and the Internet service is delivered over the fibre network.
•Retail video subscribers consist of IPTV subscribers which are primarily represented by a dwelling unit or a business location and also include bundled streaming service subscribers. To be classified as a bundled streaming service subscriber, a customer must subscribe to a package that includes at least one third-party streaming service and one streaming service offered by BCE (comprised of duos, trios and quad packages including Crave, TSN, Netflix and Disney+) where BCE has a direct customer relationship.
•Retail residential NAS subscribers are based on a line count and are represented by a unique telephone number

50 BCE Inc.     2026 FIRST QUARTER SHAREHOLDER REPORT

9 Controls and procedures

Disclosure controls and procedures and internal control over financial reporting
In accordance with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the Chief Executive Officer and the Chief Financial Officer of BCE Inc. have limited the scope of their design of our disclosure controls and procedures and internal control over financial reporting to exclude the controls, policies and procedures of Ziply Fiber, which we acquired on August 1, 2025. The contribution of the acquired Ziply Fiber operations to our consolidated financial statements for the three months ended March 31, 2026 was 4% of consolidated revenues and nil of consolidated net earnings. Additionally, at March 31, 2026, the current assets and current liabilities of the acquired Ziply Fiber operations represented approximately 2% of consolidated current assets and 3% of consolidated current liabilities, respectively, and the non-current assets and non-current liabilities of the acquired Ziply Fiber operations represented approximately 12% of consolidated non-current assets and 1% of consolidated non-current liabilities, respectively. The design of the disclosure controls and procedures and internal control over financial reporting of the acquired Ziply Fiber operations will be completed for the third quarter of 2026.
Changes in internal control over financial reporting
No changes were made in our internal control over financial reporting during the quarter ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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